UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED

DECEMBER 31, 2018 AND 2017

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Independent Auditors’ Report

To United Microelectronics Corporation

Opinion

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2018 and 2017, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).

In our opinion, based on our audits and the reports of other auditors (please refer to the Other Matter – Making Reference to the Audits of Component Auditors section of our report), the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and their consolidated financial performance and cash flows for the years ended December 31, 2018 and 2017, in conformity with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report.  We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountant of the Republic of China (the “Norm”), and we have fulfilled our other ethical responsibilities in accordance with the Norm.  Based on our audits and the reports of other auditors, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of 2018 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.    Revenue Recognition

Net sales recognized by the Company amounted to NT$142,706 million for the year ended December 31, 2018.  The timing of revenue recognition for the Company’s wafer fabrication sales mainly depends on the trade term, Free Carrier, which remained unchanged after adopting IFRS 15 “Revenue from Contracts with Customers” (IFRS 15).  Based on IFRS 15, the Company recognizes revenue as it satisfies the performance obligation upon transfer of promised goods to carriers approved by the customers.  However, there exists a risk of revenues being recorded in an inappropriate period before the Company satisfies the performance obligation where physical deliveries have not been fulfilled.  Therefore, we considered this a key audit matter.

Our audit procedures included, but not limited to, assessing the appropriateness of the accounting policy of revenue recognition, including the reassessment of revenue recognition upon the adoption of IFRS 15; evaluating and testing the design and operating effectiveness of internal controls around revenue recognition under IFRS 15; selecting samples to perform tests of details and reviewing significant terms and condition of contracts to verify the occurrence of transactions and reasonableness of the timing of revenue recognition; confirming significant contractual terms; performing cut-off testing by selecting a sample of transactions from either side of year-end and vouching them to supporting evidences to ensure the reasonableness of revenue cut-off; reviewing significant subsequent sales returns and discounts to verify the occurrence of sales transactions recorded before the balance sheet date; and executing tests of journal entries prepared by management and reviewing manual sales journal entries to validate the consistency with the substance of transactions.

We also assessed the adequacy of disclosures of operating revenues, including the transitional disclosures for the adoption of IFRS 15.  Please refer to Note 6 to the Company’s consolidated financial statements.

2.    Valuation for slow-moving inventories

As of December 31, 2018, the Company’s net inventories amounted to NT$18,203 million. As the semiconductor industry is characterized by rapid changes in technology, management has to evaluate loss due to write-downs of slow moving inventories to their net realizable values. Considering the amount of inventories was significant and the identification of slow-moving inventories and the assessment of the amount of inventory write-downs require significant management judgement, we determined this a key audit matter.

Our audit procedures included, but not limited to, evaluating and testing the design and operating effectiveness of internal controls around slow-moving inventories, including the methodologies and assumptions used as well as the application controls in relation to the calculation of inventory aging; testing key assumptions relating to the valuation of write-downs from slow-moving inventories, including performing a retrospective evaluation by comparing actual results to the estimate made in the prior year to determine the reasonableness of management’s estimates of slow-moving inventories.

We also assessed the adequacy of disclosures of inventories.  Please refer to Notes 5 and 6 to the Company’s consolidated financial statements.

3.    Valuation of financial assets in Level 3 fair value measurement

As of December 31, 2018, the Company invested in financial assets, of which NT$11,318 million was categorized as level 3 of fair value hierarchy (as significant pricing inputs to them are unobservable), mainly comprised of common stocks and preferred stocks of unlisted companies. Valuation of these level 3 investments involves application of different valuation techniques and assumptions in relation to the use of unobservable inputs, including cash flow forecasts, the selection of comparable companies or equity transaction prices, as well as the application of assumptions such as discount rates, discounts for lack of marketability and valuation multiples.  Considering the determination of aforementioned assumptions involved management judgments which could significantly affect the reported fair value of the financial assets, we considered this a key audit matter.

Our audit procedures included, but not limited to, evaluating and testing the design and operating effectiveness of internal controls around valuation of financial assets, including the classification and measurement of financial assets upon the initial application of IFRS 9 as well as management’s decision and approval of the methods and assumptions used in valuation model; reassessing the reasonableness of cash flow forecasts, the selection of comparable companies or equity transaction prices, as well as the application of assumptions such as discount rates, discounts for lack of marketability and valuation multiples for individual investments with the assistance of our internal valuation specialists on a sample basis; assessing whether the valuations performed by management were within a reasonable range compared to the valuations performed by our internal valuation specialists; and validating the accuracy of inputs of financial information of the selected comparable companies by benchmarking them with public information.

We also assessed the adequacy of disclosures of financial assets, including the transitional disclosures for the adoption of IFRS 9.  Please refer to Notes 5 and 12 to the Company’s consolidated financial statements.

Other Matter – Making Reference to the Audits of Component Auditors

We did not audit the financial statements of certain associates and joint ventures accounted for under the equity method.  Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinions expressed herein are based solely on the reports of other auditors.  These associates and joint ventures under equity method amounted to NT$8,714 million and NT$8,998 million, representing 2.39% and 2.28% of consolidated total assets as of December 31, 2018 and 2017, respectively.  The related shares of profits (loss) from the associates and joint ventures under the equity method amounted to NT$(751) million and NT$308 million, representing (34.37)% and 3.94% of the consolidated income before tax for the years ended December 31, 2018 and 2017, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures under the equity method amounted to NT$(225) million and NT$1,307 million, representing (6.27)% and 50.34% of the consolidated total comprehensive income (loss) for the years ended December 31, 2018 and 2017, respectively.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee as endorsed and became effective by Financial Supervisory Commission of the Republic of China and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability to continue as a going concern of the Company, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including audit committee or supervisors, are responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.  Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit.  We also:

1.    Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.    Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company.

3.    Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.    Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability to continue as a going concern of the Company.  If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion.  Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report.  However, future events or conditions may cause the Company to cease to continue as a going concern.

5.    Evaluate the overall presentation, structure and content of the consolidated financial statements, including the accompanying notes, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.    Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of 2018 consolidated financial statements and are therefore the key audit matters.  We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other

We have audited and expressed an unqualified opinion including an Other Matter Paragraph on the parent company only financial statements of the Company as of and for the years ended December 31, 2018 and 2017.

/s/Chiu, Wan-Ju

/s/Hsu, Hsin-Min

Ernst & Young, Taiwan

March 6, 2019

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Assets	Notes	2018	2017
Current assets
Cash and cash equivalents	4, 6(1), 6(27)	$ 83,661,739	$ 81,674,572
Financial assets at fair value through profit or loss, current	4, 5, 6(2), 12(7)	528,450	716,918
Contract assets, current	4, 6(19)	92,210	-
Notes receivable	4	118	6,283
Accounts receivable, net	4, 6(3), 6(27)	23,735,989	20,876,417
Accounts receivable-related parties, net	4, 7	138,912	91,065
Other receivables	4	708,432	1,175,307
Current tax assets	4	20,856	507,871
Inventories, net	4, 5, 6(4), 6(27)	18,203,119	18,257,500
Prepayments		11,225,322	13,209,550
Other current assets		2,878,285	2,645,003
Total current assets		141,193,432	139,160,486

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 12(7)	11,555,847	191,005
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(5), 12(7)	11,585,477	-
Available-for-sale financial assets, noncurrent	4, 5, 6(6), 7, 12(7)	-	20,636,332
Financial assets measured at cost, noncurrent	4, 6(7)	-	2,218,472
Investments accounted for under the equity method	4, 6(8), 7	10,363,977	10,976,940
Property, plant and equipment	4, 5, 6(9), 6(27), 8	172,846,595	205,741,681
Intangible assets	4, 6(10), 7	2,991,804	3,787,509
Deferred tax assets	4, 5, 6(24)	6,387,909	6,071,582
Prepayment for equipment		661,402	286,090
Refundable deposits	8	2,757,399	1,903,041
Other noncurrent assets-others	8	4,261,064	3,126,024
Total non-current assets		223,411,474	254,938,676

Total assets		$ 364,604,906	$ 394,099,162

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Liabilities and Equity	Notes	2018	2017
Current liabilities
Short-term loans	6(11), 6(26), 6(27)	$ 13,103,808	$ 25,445,540
Contract liabilities, current	6(19)	932,371	-
Notes and accounts payable		6,801,745	6,535,570
Other payables	7	12,455,861	12,962,286
Payables on equipment		4,008,142	4,671,802
Current tax liabilities	4	2,059,172	4,097,568
Current portion of long-term liabilities	4, 6(12), 6(13), 6(26), 6(27), 8, 12(7)	5,121,396	27,363,822
Other current liabilities	6(15), 6(16), 6(26), 7	5,416,842	6,984,482
Total current liabilities		49,899,337	88,061,070

Non-current liabilities
Bonds payable	4, 6(12), 6(26), 12(7)	38,878,947	23,675,861
Long-term loans	6(13), 6(26), 6(27), 8, 12(7)	28,204,054	29,643,284
Deferred tax liabilities	4, 5, 6(24)	1,965,693	1,631,705
Net defined benefit liabilities, noncurrent	4, 5, 6(14)	4,167,174	4,138,519
Guarantee deposits	6(26)	612,903	469,491
Other noncurrent liabilities-others	4, 6(15), 6(26), 9(6)	34,340,307	32,441,648
Total non-current liabilities		108,169,078	92,000,508

Total liabilities		158,068,415	180,061,578

Equity attributable to the parent company
Capital	4, 6(17)
Common stock		124,243,187	126,243,187
Additional paid-in capital	4, 6(12), 6(17)
Premiums		36,278,383	36,862,383
Treasury stock transactions		1,737,113	1,753,028
The differences between the fair value of the consideration paid or received from acquiring or		573,336	573,336
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognition of changes in subsidiaries’ ownership		39	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		108,613	97,482
Employee stock options		178,401	-
Stock options		1,515,297	1,572,121
Other		8,181	-
Retained earnings	6(17)
Legal reserve		10,865,280	9,902,407
Unappropriated earnings		50,723,263	38,163,492
Other components of equity	4
Exchange differences on translation of foreign operations		(5,692,326)	(5,715,585)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(8,819,556)	-
Unrealized gains or losses on available-for-sale financial assets		-	8,347,962
Gains or losses on hedging instruments		(2,058)	-
Treasury stock	4, 6(17), 6(18)	(5,647,430)	(4,719,037)
Total equity attributable to the parent company		206,069,723	213,080,776

Non-controlling interests	6(17), 6(27)	466,768	956,808
Total equity		206,536,491	214,037,584

Total liabilities and equity		$ 364,604,906	$ 394,099,162

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2018	2017
Operating revenues	4, 6(19), 7, 14
Sales revenues		$ 143,786,087	$ 144,454,670
Less: Sales returns and discounts		(1,080,084)	(1,497,126)
Net sales		142,706,003	142,957,544
Other operating revenues		8,546,568	6,327,162
Net operating revenues		151,252,571	149,284,706
Operating costs	4, 6(4), 6(14), 6(18), 6(20), 7, 14
Costs of goods sold		(123,794,988)	(118,252,107)
Other operating costs		(4,617,556)	(3,974,841)
Operating costs		(128,412,544)	(122,226,948)
Gross profit		22,840,027	27,057,758
Operating expenses	4, 6(3), 6(14), 6(18), 6(19), 6(20), 7, 14
Sales and marketing expenses		(3,901,912)	(4,233,830)
General and administrative expenses		(4,823,391)	(4,239,713)
Research and development expenses		(13,025,139)	(13,669,589)
Expected credit losses		(409,237)	-
Subtotal		(22,159,679)	(22,143,132)
Net other operating income and expenses	4, 6(15), 6(21), 14	5,116,884	1,653,695
Operating income		5,797,232	6,568,321
Non-operating income and expenses
Other income	4	1,391,376	875,587
Other gains and losses	4, 6(22), 6(27), 7	(1,128,290)	1,001,679
Finance costs	6(22)	(2,851,225)	(2,495,162)
Share of profit or loss of associates and joint ventures	4, 6(8), 14	(667,701)	276,962
Bargain purchase gain		-	5,130
Exchange gain, net	4,12	-	1,565,905
Exchange loss, net	4,12	(356,993)	-
Subtotal		(3,612,833)	1,230,101
Income from continuing operations before income tax		2,184,399	7,798,422
Income tax benefit (expense)	4, 5, 6(24), 14	458,653	(1,167,157)
Net income		2,643,052	6,631,265
Other comprehensive income (loss)	6(23)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 5, 6(14)	(55,060)	(184,186)
Unrealized gains or losses on financial assets at fair value through other comprehensive income		1,454,018	-
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	4	(2,572)	-
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(475,139)	1,221
Income tax related to items that will not be reclassified subsequently	4, 5, 6(24)	112,384	31,311
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(47,009)	(5,975,203)
Unrealized gains or losses on available-for-sale financial assets		-	581,439
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(23,942)	1,350,183
Income tax related to items that may be reclassified subsequently	4, 5, 6(24)	(12,736)	160,880
Total other comprehensive income (loss), net of tax		949,944	(4,034,355)
Total comprehensive income		$ 3,592,996	$ 2,596,910

Net income attributable to:
Stockholders of the parent		$ 7,072,990	$ 9,628,734
Non-controlling interests		(4,429,938)	(2,997,469)
		$ 2,643,052	$ 6,631,265

Comprehensive income attributable to:
Stockholders of the parent		$ 8,126,828	$ 5,705,980
Non-controlling interests		(4,533,832)	(3,109,070)
		$ 3,592,996	$ 2,596,910

Earnings per share (NTD)	4, 6(25)
Earnings per share-basic		$ 0.58	$ 0.79
Earnings per share-diluted		$ 0.55	$ 0.74

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unrealized Gains or Losses on Available-for-Sale Financial Assets	Gains or Losses on Hedging Instruments	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2017	6(17)	$ 126,243,187	$ 40,997,092	$ 9,070,841	$ 38,584,335	$ 63,437	$ -	$ 6,340,040	$ -	$ (4,719,037)	$ 216,579,895	$ 2,161,729	$ 218,741,624
Appropriation and distribution of 2016 retained earnings	6(17)
Legal reserve		-	-	831,566	(831,566)	-	-	-	-	-	-	-	-
Cash dividends		-	-	-	(6,112,159)	-	-	-	-	-	(6,112,159)	-	(6,112,159)
Net income for the year ended December 31, 2017	6(17)	-	-	-	9,628,734	-	-	-	-	-	9,628,734	(2,997,469)	6,631,265
Other comprehensive income (loss), net of tax for the year ended December 31, 2017	6(17), 6(23)	-	-	-	(151,654)	(5,779,022)	-	2,007,922	-	-	(3,922,754)	(111,601)	(4,034,355)
Total comprehensive income (loss)		-	-	-	9,477,080	(5,779,022)	-	2,007,922	-	-	5,705,980	(3,109,070)	2,596,910
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(12,732)	-	-	-	-	-	-	-	(12,732)	-	(12,732)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	4, 6(17)	-	(134,050)	-	-	-	-	-	-	-	(134,050)	(1,174,564)	(1,308,614)
Changes in subsidiaries' ownership	4, 6(17)	-	-	-	(909,241)	-	-	-	-	-	(909,241)	175,413	(733,828)
Adjustments for dividends subsidiaries received from parent company		-	8,040	-	-	-	-	-	-	-	8,040	-	8,040
Others	6(17)	-	-	-	(2,044,957)	-	-	-	-	-	(2,044,957)	2,903,300	858,343
Balance as of December 31, 2017	6(17)	126,243,187	40,858,350	9,902,407	38,163,492	(5,715,585)	-	8,347,962	-	(4,719,037)	213,080,776	956,808	214,037,584
Impact of retroactive applications	3, 6(17)	-	-	-	17,969,706	3,052	(9,867,013)	(8,347,962)	-	-	(242,217)	1,597	(240,620)
Adjusted balance as of January 1, 2018	6(17)	126,243,187	40,858,350	9,902,407	56,133,198	(5,712,533)	(9,867,013)	-	-	(4,719,037)	212,838,559	958,405	213,796,964
Appropriation and distribution of 2017 retained earnings	6(17)
Legal reserve		-	-	962,873	(962,873)	-	-	-	-	-	-	-	-
Cash dividends		-	-	-	(8,557,023)	-	-	-	-	-	(8,557,023)	-	(8,557,023)
Net income for the year ended December 31, 2018	6(17)	-	-	-	7,072,990	-	-	-	-	-	7,072,990	(4,429,938)	2,643,052
Other comprehensive income (loss), net of tax for the year ended December 31, 2018	6(17), 6(23)	-	-	-	(22,341)	20,207	1,058,030	-	(2,058)	-	1,053,838	(103,894)	949,944
Total comprehensive income (loss)		-	-	-	7,050,649	20,207	1,058,030	-	(2,058)	-	8,126,828	(4,533,832)	3,592,996
Share-based payment transaction	4, 6(18)	-	696,226	-	-	-	-	-	-	2,203,443	2,899,669	-	2,899,669
Treasury stock acquired	4, 6(17)	-	-	-	-	-	-	-	-	(6,261,018)	(6,261,018)	-	(6,261,018)
Treasury stock cancelled	4, 6(17)	(2,000,000)	(1,129,182)	-	-	-	-	-	-	3,129,182	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	11,131	-	10,573	-	(10,573)	-	-	-	11,131	-	11,131
Disposal of subsidiaries	6(27)	-	-	-	-	-	-	-	-	-	-	(7,074)	(7,074)
Changes in subsidiaries' ownership	4, 6(17)	-	39	-	(475,311)	-	-	-	-	-	(475,272)	(278,613)	(753,885)
Adjustments for dividends subsidiaries received from parent company		-	11,442	-	-	-	-	-	-	-	11,442	-	11,442
Others	6(17)	-	(48,643)	-	(2,475,950)	-	-	-	-	-	(2,524,593)	4,327,882	1,803,289
Balance as of December 31, 2018	6(17)	$ 124,243,187	$ 40,399,363	$ 10,865,280	$ 50,723,263	$ (5,692,326)	$ (8,819,556)	$ -	$ (2,058)	$ (5,647,430)	$ 206,069,723	$ 466,768	$ 206,536,491

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2018	2017
Cash flows from operating activities:
Net income before tax	$ 2,184,399	$ 7,798,422
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	49,948,589	50,965,120
Amortization	2,100,130	2,133,726
Expected credit losses	409,237	-
Bad debt reversal	-	(1,752)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	1,167,735	(598,270)
Interest expense	2,768,672	2,406,872
Interest income	(789,001)	(353,159)
Dividend income	(602,375)	(522,428)
Share-based payment	695,669	-
Share of loss (profit) of associates and joint ventures	667,701	(276,962)
Gain on disposal of property, plant and equipment	(136,743)	(82,397)
Gain on disposal of other assets	-	(6,601)
Loss (gain) on disposal of investments	19,286	(1,276,956)
Impairment loss on financial assets	-	950,335
Impairment loss on non-financial assets	46,225	-
Exchange loss (gain) on financial assets and liabilities	1,217,590	(2,432,098)
Bargain purchase gain	-	(5,130)
Amortization of deferred government grants	(3,885,722)	(1,469,616)
Income and expense adjustments	53,626,993	49,430,684
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	789,666	520,335
Contract assets	(357,515)	-
Notes receivable and accounts receivable	(1,382,668)	1,587,562
Other receivables	618,317	(261,834)
Inventories	(46,497)	(1,565,132)
Prepayments	409,962	(2,014,104)
Other current assets	333,557	(2,383,660)
Contract fulfillment costs	(448,933)	-
Contract liabilities	(3,020,517)	-
Notes and accounts payable	257,044	(185,907)
Other payables	(426,302)	727,300
Other current liabilities	191,559	1,803,309
Net defined benefit liabilities	(26,405)	(14,562)
Other noncurrent liabilities-others	-	(209,250)
Cash generated from operations	52,702,660	55,233,163
Interest received	666,774	329,194
Dividend received	782,157	584,612
Interest paid	(2,221,301)	(1,905,718)
Income tax paid	(995,314)	(1,766,856)
Net cash provided by operating activities	50,934,976	52,474,395

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2018	2017
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (593,563)	$ (138,022)
Proceeds from disposal of financial assets at fair value through profit or loss	1,061	18,789
Acquisition of available-for-sale financial assets	-	(998,216)
Proceeds from disposal of available-for-sale financial assets	-	2,159,636
Acquisition of financial assets measured at cost	-	(14,419)
Proceeds from disposal of financial assets measured at cost	-	361
Acquisition of investments accounted for under the equity method	(840,000)	(204,280)
Increase in prepayment for investments	-	(17,200)
Proceeds from capital reduction and liquidation of investments	61,800	2,101,791
Disposal of subsidiaries	(9,813)	-
Derecognition of hedging financial assets and liabilities	(2,572)	-
Acquisition of property, plant and equipment	(19,590,075)	(44,236,276)
Proceeds from disposal of property, plant and equipment	200,991	119,613
Increase in refundable deposits	(1,674,984)	(109,627)
Decrease in refundable deposits	691,807	424,706
Acquisition of intangible assets	(838,675)	(1,283,938)
Government grants related to assets acquisition	7,129,770	6,755,920
Increase in other noncurrent assets-others	(36,440)	(30,294)
Decrease in other noncurrent assets-others	1,090	35,864
Net cash used in investing activities	(15,499,603)	(35,415,592)
Cash flows from financing activities:
Increase in short-term loans	22,021,005	48,804,321
Decrease in short-term loans	(34,309,253)	(42,925,604)
Proceeds from bonds issued	-	13,700,000
Bonds issuance costs	-	(15,785)
Redemption of bonds	(7,500,000)	(7,500,000)
Proceeds from long-term loans	758,500	12,000,708
Repayments of long-term loans	(2,638,697)	(7,602,596)
Increase in guarantee deposits	213,432	194,555
Decrease in guarantee deposits	(125,301)	(84,192)
Cash dividends	(8,557,684)	(6,103,195)
Treasury stock acquired	(6,148,273)	-
Treasury stock sold to employees	2,204,000	-
Acquisition of subsidiaries	-	(1,308,614)
Change in non-controlling interests	597,385	1,994
Net cash (used in) provided by financing activities	(33,484,886)	9,161,592
Effect of exchange rate changes on cash and cash equivalents	36,680	(2,124,804)
Net increase in cash and cash equivalents	1,987,167	24,095,591
Cash and cash equivalents at beginning of year	81,674,572	57,578,981
Cash and cash equivalents at end of year	$ 83,661,739	$ 81,674,572

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on March 6, 2019.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

A. The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2018.  Apart from the impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

(1)

IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” (IFRS 9) replaced IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) for annual periods beginning on or after January 1, 2018, which resulted in an impact on all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

(2)

IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The core principle of IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.

(3)

The Company elected to adopt these standards using the modified retrospective method recognizing the cumulative effect of initially applying IFRS 9 and IFRS 15 at January 1, 2018, and not to restate the consolidated financial statements for the yearended December 31, 2017.  The Company’s consolidated financial statements for the yearended December 31, 2017 were prepared in accordance with IAS 39, IAS 18 and related interpretations issued, revised or amended.

The impact on assets, liabilities and equity at the date of initial application of IFRS 9 and IFRS 15 are as below:

IFRS 9

a.

Financial assets measured at cost

The Company elected to designate certain of these financial assets as financial assets at fair value through other comprehensive income (FVOCI) and the others as financial assets at fair value through profit or loss (FVTPL) at the date of initial application.  In accordance with the requirement of IFRS 9, these financial assets must be measured at fair value.

b.

Available-for-sale financial assets

In accordance with the requirement of IFRS 9, the Company elected to designate equity instruments that are not held for trading as financial assets at FVOCI and classified the remaining financial assets as financial assets at FVTPL.

c.

Impairment of financial assets

Under IFRS 9, impairment assessment is not required for equity instruments.  Therefore, as the Company elected to classify certain equity investments as financial assets at FVOCI, the Company reclassified the related accumulated impairment loss from retained earnings to other component of equity at the date of initial application.  The expected credit losses for accounts receivable or contract assets that result from transactions within the scope of IFRS 15 are evaluated by applying the simplified approach.  The aforementioned impairment evaluation requirement differs from the current incurred loss model and had no material impact on the Company.

IFRS 15

Prior to adopting IFRS 15, the Company recognized revenue upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers were transferred to the customers.  Consideration received from customers prior to the Company having transferred risks and rewards were accounted for as advance receipts as a component of other current liabilities.  In accordance with the requirements of IFRS 15, the Company recognizes revenue as the Company satisfies its performance obligations to customers upon transfer of control of promised goods and services.  For certain contracts that the Company recognizes revenue as it satisfies its performance obligations over time, contract assets are recognized if the Company does not have unconditional rights to the consideration.  Consideration received from customers prior to the Company having satisfied its performance obligations are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheet as contract fulfillment costs (classified under other current assets) or inventories.  In accordance with the requirement of IFRS 15, allowance for sales returns and discounts are presented as refund liabilities (classified under other current liabilities), which was presented as a contra-account to accounts receivable prior to adopting IFRS 15.

The impact on assets, liabilities and equity as of January 1, 2018 were as follows:

Items	Carrying Amounts as of December 31, 2017	Adjustments Arising from Initial Application		Adjusted Carrying Amounts as of January 1, 2018	Descriptions
		IFRS 9	IFRS 15
Contract assets, current	$-	$-	$129,042	$129,042	a.
Accounts receivable, net	20,876,417	-	983,438	21,859,855	a. b.
Accounts receivable-related parties, net	91,065	-	2,733	93,798	b.
Inventories, net	18,257,500	-	(102,800)	18,154,700	a.
Other current assets	2,645,003	-	120,799	2,765,802	a.
Financial assets at fair value through profit or loss, noncurrent	191,005	12,449,226	-	12,640,231	c.
Financial assets at fair value through other comprehensive income, noncurrent	-	10,131,459	-	10,131,459	d.
Available-for-sale financial assets, noncurrent	20,636,332	(20,636,332)	-	-	c.d.
Financial assets measured at cost, noncurrent	2,218,472	(2,218,472)	-	-	c.d.
Investments accounted for under the equity method	10,976,940	(25,997)	-	10,950,943	e.
Deferred tax assets	6,071,582	42,388	(1,489)	6,112,481	a. c. d.
Total effect on assets		$(257,728)	$1,131,723
Contract liabilities, current	$-	$-	$3,951,414	$3,951,414	a.
Current tax liabilities	4,097,568	-	1,611	4,099,179	a.
Other current liabilities	6,984,482	-	(2,861,466)	4,123,016	a. b.
Deferred tax liabilities	1,631,705	23,093	(37)	1,654,761	a. c.
Total effect on liabilities		$23,093	$1,091,522

Retained earnings	$48,065,899	$17,930,334	$39,372	$66,035,605	a. c. d. e.
Other components of equity	2,632,377	(18,211,155)	(768)	(15,579,546)	a. b. c. d. e.
Non-controlling interests	956,808	-	1,597	958,405	a.
Total effect on equity		$(280,821)	$40,201

a.  Prior to adopting IFRS 15, the Company recognized revenue upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers are transferred to the customers.  Consideration received from customers prior to the Company having satisfied its performance obligations were accounted for as advance receipts as a component of other current liabilities.  After adopting IFRS 15, the Company recognizes revenue as the Company satisfies its performance obligations to customers upon transfer control of promised goods and services.  For certain contracts that the Company recognizes revenue as it satisfies its performance obligations over time, contract assets are recognized if the Company does not have unconditional rights to the consideration.  Consideration received from customers prior to the Company having satisfied its performance obligations are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheet as contract fulfillment costs (classified under other current assets) or inventories.  The aforementioned changes in revenue recognition resulted in an increase in current contract assets amounted to NT$129 million, a decrease in net accounts receivable amounted to NT$11 million, a decrease in net inventories amounted to NT$103 million, an increase in other current assets amounted to NT$121 million, a decrease in deferred tax assets amounted to NT$1 million, an increase in current contract liabilities amounted to NT$3,951 million, an increase in current tax liabilities amounted to NT$2 million, a decrease in other current liabilities amounted to NT$3,859 million, a decrease in deferred tax liabilities amounted to NT$37 thousand, an increase in retained earnings amounted to NT$39 million, a decrease in other components of equity amounted to NT$0.3 million and an increase in non-controlling interests amounted to NT$2 million.

b.  After adopting IFRS 15, allowance for sales returns and discounts are presented as refund liabilities (classified under other current liabilities), which was presented as a contra-account to accounts receivable prior to adopting IFRS 15.  The aforementioned change in the presentation of the Company’s allowance for sales returns and discounts led to an increase in net accounts receivable amounted to NT$994 million, an increase in net accounts receivable-related parties amounted to NT$3 million, an increase in other current liabilities amounted to NT$997 million and a decrease in other components of equity amounted to NT$0.5 million.

c.  In accordance with IFRS 9, the Company reclassified certain noncurrent available-for-sale financial assets and certain noncurrent financial assets measured at cost as noncurrent financial assets at FVTPL, amounting to NT$10,738 million and NT$1,955 million, respectively.  In addition, the Company remeasured the fair value of financial assets and resulted in a decrease of NT$244 million, an increase in deferred tax assets amounted to NT$37 million, an increase in deferred tax liabilities amounted to NT$23 million, a decrease in retained earnings amounted to NT$234 million and an increase in other component of equity amounted to NT$4 million.  At the date of initial application, the Company reclassified other component of equity to retained earnings, resulting in a decrease in other component of equity and an increase in retained earnings amounting to NT$3,754 million.  After adjustment, the carrying amounts of noncurrent financial assets at FVTPL resulted in an increase of NT$12,449 million as of January 1, 2018.

d. In accordance with IFRS 9, the Company elected to designate its investments in equity instruments previously classified as available-for-sale amounted to NT$9,898 million and noncurrent financial assets measured at cost amounted to NT$263 million reclassified as noncurrent financial assets at FVOCI, because these investments are not held for trading.  In addition, the Company remeasured the fair value of financial assets and resulted in a decrease of NT$30 million, an increase in deferred tax assets amounted to NT$5 million, and a decrease in other components of equity amounted to NT$25 million.  At the date of initial application, the Company reclassified retained earnings to other component of equity, resulting in an increase in retained earnings and a decrease in other component of equity amounting to NT$12,899 million.  After adjustment, the carrying amounts of noncurrent financial assets at FVOCI resulted in an increase of NT$10,131 million as of January 1, 2018.

e.  With the adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company resulting in a decrease in investments accounted for using equity method amounted to NT$26 million, an increase in retained earnings amounted to NT$1,511 million and a decrease in other components of equity amounted to NT$1,537 million.

The following table shows the amount affected in the current period by the application of IFRS 15 as compared to IAS 18:

	As of December 31, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Contract assets, current	$92,210	$(92,210)	$-
Accounts receivable, net	23,735,989	(1,206,340)	22,529,649
Accounts receivable-related parties, net	138,912	(1,358)	137,554
Inventories, net	18,203,119	91,332	18,294,451
Other current assets	3,586,717	(163,344)	3,423,373
Deferred tax assets	6,387,909	(69)	6,387,840
Total effect on assets		$(1,371,989)
Contract liabilities, current	$932,371	$(932,371)	$-
Other current liabilities	5,416,842	(445,994)	4,970,848
Deferred tax liabilities	1,965,693	5,286	1,970,979
Total effect on liabilities		$(1,373,079)

Additional paid-in capital	$40,399,363	$188	$40,399,551
Retained earnings	61,588,543	(2,490)	61,586,053
Other components of equity	(14,513,940)	4,022	(14,509,918)
Non-controlling interests	466,768	(630)	466,138
Total effect on equity		$1,090

	For the year ended December 31, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Operating revenue	$151,252,571	$99,791	$151,352,362
Operating costs	(128,412,544)	45,628	(128,366,916)
Operating expenses	(22,159,679)	(99,113)	(22,258,792)
Income tax benefit (expense)	458,653	(8,457)	450,196
Total effect on profit and loss		$37,849

B. Standards issued by International Accounting Standards Board (IASB) which are endorsed by FSC, but not yet adopted by the Company are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRS 9	Financial Instruments – Prepayment Features with Negative Compensation	January 1, 2019
Improvements to International Financial Reporting Standards (2015 - 2017 cycle)
IFRS 3	Business Combinations	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 19	Employee Benefits	January 1, 2019

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(4)   IFRS 16 “Leases” (“IFRS 16”)

The new standard requires lessees to account for all leases under one single accounting model (except for short-term or low-value asset lease exemptions), which is for lessees to recognize right-of-use assets and lease liabilities on the consolidated balance sheet and the depreciation expense and interest expense associated with those leases in the consolidated statements of comprehensive income.  Lessors’ classification remains unchanged as operating or finance leases, but additional disclosure information is required.

(5)   IFRIC 23 “Uncertainty Over Income Tax Treatments”

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments.

(6)   IAS 28 “Investment in Associates and Joint Ventures” (Amendment)

The amendment clarifies that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture before it applies IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), and in applying IFRS 9, does not take account of any adjustments that arise from applying IAS 28.

(7)   IFRS 9 “Financial Instruments” (Amendment)

The amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income.

(8)   IAS 12 “Income Taxes”

The amendments clarify that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

(9)   IAS 19 “Employee Benefits” (Amendment)

The amendments clarify that when a change in a defined benefit plan is made (such as amendment, curtailment or settlement, etc.), the entity should use the updated assumptions to remeasure its net defined benefit liability or asset.

The abovementioned standards and interpretations were issued by IASB and endorsed by FSC so that they are applicable for annual periods beginning on or after January 1, 2019.  Apart from item (4) explained below, the remaining standards and interpretations have no material impact on the Company’s financial position and performance.

(10) IFRS 16

The Company elects not to reassess whether a contract is, or contains, a lease at the date of initial application (January 1, 2019) in accordance with the transition provision in IFRS 16.  The Company is permitted to apply IFRS 16 to contracts that were previously identified as leases applying IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”.  The Company elects not to restate comparative information and applies the standard retrospectively only to contracts that are not completed at the date of initial application in accordance with the transition provision in IFRS 16.  Instead, the Company will recognize the cumulative effect of initially applying IFRS 16 on January 1, 2019.

a.    For leases that were classified as operating leases applying IAS 17, the Company expects to measure and recognize those leases as lease liability at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019.  On a lease-by-lease basis, the right-of-use asset is measured and recognized at an amount equal to the lease liability (adjusted by the amount of any prepaid lease payments).  The Company assesses the cumulative effect at the date of initial application is primarily consisted of a decrease in prepayments amounting to NT$15 million; an increase in right-of-use assets amounting to NT$8,578 million; a decrease in other noncurrent assets-others amounting to NT$2,621 million; a decrease in other payables amounting to NT$40 million; an increase in lease liabilities amounting to NT$6,006 million; a decrease in additional paid-in capital-other amounting to NT$10 million; and a decrease in other components of equity amounting to NT$14 million.

b.   The additional disclosures of lessee and lessor required by IFRS 16 will be disclosed in the relevant notes.

C. Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 17	Insurance Contracts	January 1, 2021
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and 8	Definition of Material	January 1, 2020

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(11) IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture.  IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been deferred indefinitely, but early adoption is allowed.

(12) IFRS 3 “Business Combinations” - Definition of a Business (Amendment)

The amendments clarify the definition of a business in IFRS 3 Business Combinations.  The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business.  The amendments clarify the minimum requirements for a business; add guidance to help entities assess whether an acquired process is substantive; and narrow the definitions of a business and of outputs; etc.

(13) IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Material (Amendment)

The main amendment is to clarify a new definition of material.  It states that “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”  The amendments clarify that materiality will depend on the nature or magnitude of information.  An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements.  A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (11) ~ (13) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (TIFRSs).

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Company obtains control), and continue to be consolidated until the date that such control ceases.  The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All intra-group balances, transactions, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.  Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If the Company loses control over a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary, as well as any non-controlling interests previously recorded by the Company.  A gain or loss is recognized in profit or loss and is calculated as the difference between: (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests.  Any gain or loss previously recognized in the other comprehensive income would be reclassified to profit or loss or transferred directly to retained earnings if required by other TIFRSs.  The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment.

b.  The consolidated entities are as follows:

As of December 31, 2018 and 2017

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2018	2017
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	-	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	96.66
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	93.36	87.06
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	78.47
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	-	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	-

NBI	TERA ENERGY	Energy technical services	-	100.00
NBI	UNISTARS CORP.	High brightness LED packages	-	83.69
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	98.14	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	65.22	51.02

(4)   Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The consideration transferred, the identifiable assets acquired and liabilities assumed are measured at the acquisition date fair value.  For the components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, the acquirer measures at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and are classified under administrative expenses.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IFRS 9 (before January 1, 2018: IAS 39), either in profit or loss or other comprehensive income.  If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred and non-controlling interests, the difference is recognized as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.  Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and cannot be larger than an operating segment before aggregation.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed, the goodwill associated with the operation disposed is included in the carrying amount of the operation.  Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the CGU retained.

(5)   Foreign Currency Transactions

The Company’s consolidated financial statements are presented in New Taiwan Dollars (NTD), which is also the parent company’s functional currency.  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date.  Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at the closing rates of exchange at the reporting date.  Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value is determined.  Non-monetary items that are measured at historical cost in foreign currencies are translated using the exchange rates as at the dates of the initial transactions.

All exchange differences arising on the settlement of monetary items or on translating monetary items are taken to profit or loss in the period in which they arise except for the following:

a.    Exchange differences arising from foreign currency borrowings for an acquisition of a qualifying asset to the extent that they are regarded as an adjustment to interest costs are included in the borrowing costs that are eligible for capitalization.

b.    Foreign currency derivatives within the scope of IFRS 9 (before January 1, 2018: IAS 39) are accounted for based on the accounting policy for financial instruments.

c.    Exchange differences arising on a monetary item that is part of a reporting entity’s net investment in a foreign operation are recognized initially in other comprehensive income and reclassified from equity to profit or loss upon disposal of such investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income.  When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

(6)   Translation of Foreign Currency Financial Statements

The assets and liabilities of foreign operations are translated into NTD at the closing rate of exchange prevailing at the reporting date and their income and expenses are translated at an average exchange rate for the period.  The exchange differences arising on the translation are recognized in other comprehensive income.  On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss when the gain or loss on disposal is recognized.

On partial disposal of a subsidiary that includes a foreign operation that does not result in a loss of control, the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is re-attributed to the non-controlling interests in that foreign operation.  On partial disposal of an associate or a joint venture that includes a foreign operation that does not result in a loss of significant influence or joint control, only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

Any goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and expressed in its functional currency.

(7)   Current and Non-Current Distinction

An asset is classified as current when:

a.  the Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

b.  the Company holds the asset primarily for the purpose of trading;

c.  the Company expects to realize the asset within twelve months after the reporting period; or

d.  the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current when:

a.  the Company expects to settle the liability in normal operating cycle;

b.  the Company holds the liability primarily for the purpose of trading;

c.  the liability is due to be settled within twelve months after the reporting period; or

d.  the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.  Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

(8)   Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks of changes in value resulting from changes in interest rates, including time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds.

(9)   Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition.  In accordance with IFRS 9 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and financial assets measured at amortized cost.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting.  All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.  Financial assets at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of comprehensive income.

Financial Assets

a.    Classification and subsequent measurement

i.      Financial assets at fair value through profit or loss

Financial assets that are not measured at amortized cost or at fair value through other comprehensive income are recognized initially at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss.

ii.    Financial assets at fair value through other comprehensive income

At initial recognition, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading.  When there is a disposal of such equity instrument, accumulated amounts presented in other comprehensive income are not subsequently transferred to profit or loss but are transferred directly to the retained earnings.

The debt instruments are measured at fair value through other comprehensive income if both of the following conditions are met:

(i)    the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(ii)   the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent changes in the fair value of such financial assets at fair value through other comprehensive income are recognized in other comprehensive income.  Before derecognition, impairment gains or losses, interest revenue and foreign exchange gains and losses are recognized in profit or loss.  When the financial assets are derecognized the cumulative gain or loss previously recognized in other comprehensive income is reclassified from other comprehensive income to profit or loss as a reclassification adjustment.

iii.  Financial assets measured at amortized cost

The financial assets are measured at amortized cost (including cash and cash equivalent, notes, accounts and other receivables and other financial assets) if both of the following conditions are met.

(i)    the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

(ii)   the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition for financial assets measured at amortized cost, interest income, measured by the effective interest (EIR) method amortization process, and impairment losses are recognized during circulation period.  Gains and losses are recognized in profit or loss when the financial assets are derecognized.

b.    Derecognition of financial assets

A financial asset is derecognized when:

i.   the contractual rights to receive cash flows from the asset have expired;

ii.  the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

iii. the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss (for debt instruments) or directly in retained earnings (for equity instruments).

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer.  Any cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.  The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss or directly in retained earnings.

c.    Impairment policy

The Company measures, at each reporting date, an allowance for expected credit losses (ECLs) for debt instrument investments measured at fair value through other comprehensive income and financial assets measured at amortized cost by assessing reasonable and supportable information including forward-looking information.  Where the credit risk on a financial asset has not increased significantly since initial recognition, the loss allowance is measured at an amount equal to 12-month expected credit losses.  Where the credit risk on a financial asset has increased significantly since initial recognition, the loss allowance is measured at an amount equal to the lifetime expected credit losses.

For notes, accounts receivable and contract assets, the Company applies a simplified approach in calculating ECLs.  Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.  ECLs are measured based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.

Financial Liabilities

a.  Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.   Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Excluding changes in own credit risk, gains or losses on the subsequent measurement including interest paid are recognized in profit or loss.

ii.  Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

b.  Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The summary of significant accounting policies applying in 2017 is as follows:

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition.  In accordance with IAS 39 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting.  All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.  Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial Assets

a.  Classification and subsequent measurement

i.   Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets acquired for the purpose of selling or repurchasing in the near term, and derivative financial instruments that are not designated as hedging instruments in hedge accounting are classified as financial assets at fair value through profit or loss.  Financial assets at fair value through profit or loss are measured at fair value with changes in fair value recognized in profit or loss.

ii.  Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables.  Available-for-sale financial investments are subsequently measured at fair value.  Other than impairment losses which are recognized in profit or loss, subsequent measurement of available-for-sale equity instrument financial assets are recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss.

If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on the balance sheet.

iii. Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity.

After initial measurement held-to-maturity financial assets are measured at amortized cost using the effective interest rate (EIR) method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.  The EIR method amortization and impairment, if any, is recognized in profit or loss.

iv. Notes, accounts and other receivables

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services.  Other receivables are any receivable not classified as notes and accounts receivable.  Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the EIR method, less impairment losses.  If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at their nominal amount.

b.  Derecognition of financial assets

A financial asset is derecognized when:

i.   the contractual rights to receive cash flows from the asset have expired;

ii.  the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

iii. the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer.  Any cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.  The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss.

c.  Impairment policy

The carrying amount of a financial asset is reduced as a result of impairment, except for accounts receivable for which the carrying amount is reduced through use of an allowance account.  When an account receivable is deemed to be uncollectible, it is written off from the allowance account.

i.   Notes, accounts and other receivables

The Company first assesses at each reporting date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assesses them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

ii.  Other financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a group of financial assets.

For the financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.  For equity investments classified as available-for-sale, objective evidence of an impairment would include a significant or prolonged decline in the fair value of the investment below its cost.  When there is objective evidence of an impairment for available-for-sale equity securities, the full amount of the losses previously recognized in other comprehensive income is reclassified to profit or loss.  Impairment losses recognized on equity investments cannot be reversed through profit or loss.  Any subsequent increases in their fair value after impairment are recognized in other comprehensive income.

Financial Liabilities

a.  Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.   Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Gains or losses on the subsequent measurement  including interest paid are recognized in profit or loss.

ii.  Financial liabilities carried at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

b.  Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(10) Cash flow hedges

The Company manages exposures arising from foreign currency exchange risk. With the adoption of IFRS 9 on January 1, 2018, the Company designates a hedging relationship between the hedging instrument and the hedged item with the existence of an economic relationship and determines the hedge ratio to meet the hedge effectiveness. The Company designates certain hedging instruments to partially hedge the foreign currency exchange rate risks associated with certain highly probable forecast transactions. The separate component of equity associated with the hedged item is adjusted to the lower of the following (in absolute amounts):

(i)       the cumulative gain or loss on the hedging instrument from inception of the hedge; and

(ii)     the cumulative change in fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income, whereas the ineffective portion of the change in the fair value of the hedging instrument is recognized directly in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains or losses that were recognized in other comprehensive income are included in the initial cost of the asset or liability.

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance when the hedging instrument expires or is sold, terminated or exercised.

(11) Inventories

Inventories are accounted for on a perpetual basis.  Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month.  The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads.  Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities.  Cost associated with underutilized capacity is expensed as incurred.  Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(12) Investments Accounted For Under the Equity Method

The Company’s investments in associates and joint ventures are accounted for using the equity method other than those that meet the criteria to be classified as non-current assets  held for sale.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture.  Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the Company that has joint control of the arrangement has rights to the net assets of the joint venture.  Joint control is the contractually agreed sharing of control of an arrangement where no single party controls the arrangement on its own, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Any difference between the acquisition cost and the Company’s share of the net fair value of the identifiable assets and liabilities of associates and joint ventures is accounted for as follows:

a.  Any excess of the acquisition cost over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment.  Amortization of goodwill is not permitted.

b.  Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture over the acquisition cost, after reassessing  the fair value, is recognized as a gain in profit or loss on the acquisition date.

Under the equity method, the investments in associates and joint ventures are carried on the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates and joint ventures.  The Company’s share of changes in associates’ and joint ventures’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively.  Distributions received from an associate or a joint venture reduce the carrying amount of the investment.  Any unrealized gains and losses resulting from transactions between the Company and the associate or the joint venture are eliminated to the extent of the Company’s interest in the associate or the joint venture.

Financial statements of associates and joint ventures are prepared for the same reporting period as the Company.  Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate.  Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares and reduces its stockholding percentage while maintaining its significant influence over that associate, a proportionate share of the gain or loss previously recognized in other comprehensive income is reclassified to profit and loss.  Any remaining difference will be charged to additional paid-in capital.  When a change in equity of an associate does not result from its profit or loss or other comprehensive income, and such changes do not affect the Company’s ownership percentage, the Company recognizes its proportionate share of all related changes in equity.  Accordingly, upon disposal of the associate, the Company reclassifies the aforementioned additional paid-in capital to profit or loss on a pro rata basis.

The Company ceases to use the equity method upon loss of significant influence over an associate.  Any difference between the carrying amount of the investment in an associate upon loss of significant influence and the fair value of the retained investment plus proceeds from disposal will be recognized in profit or loss.  If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Company continues to apply the equity method and does not remeasure the retained interest.

The Company determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired.  An impairment loss, being the difference between the recoverable amount of the associate or joint venture and its carrying amount, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

(13) Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any, and any borrowing costs incurred for long-term construction projects are capitalized if the recognition criteria are met.  Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized.  Maintenance and repairs are recognized in expenses as incurred.  Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated useful lives.  A significant part of an item of property, plant and equipment which has a different useful life from the remainder of the item is depreciated separately.

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the changes from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

Buildings	20~56 years
Machinery and equipment	5~11 years
Transportation equipment	5~7 years
Furniture and fixtures	1~9 years
Leasehold improvement	The shorter of lease terms or useful lives

(14) Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.  Internally generated intangible assets which fail to meet the recognition criteria are not capitalized and the expenditures are reflected in profit or loss in the period incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over the useful lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and is treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level.  The assessment of indefinite useful life is reviewed annually to determine whether the indefinite useful life continues to be supportable.  If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.  Goodwill arising from business combinations is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable.  If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized.  Goodwill impairment losses cannot be reversed once recognized.

b.  Software is amortized over the contract term or estimated useful life (3~6 years) on a straight-line basis.

c.  Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability.  The cost of the intangible asset is not revalued once determined on initial recognition, and is amortized over the useful life (5~10 years) on a straight-line basis.  Interest expenses from the related liability are recognized and calculated based on the EIR method.  Based on the timing of payments, the liability is classified as current and non-current.

d.  Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated useful life (3 years) of the related technology on a straight-line basis.

(15) Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  The recoverable amount of an individual asset or a CGU is the higher of its fair value less costs of disposal and its value in use.  If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

A CGU, or group of CGUs, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment.  Where the carrying amount of a CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the CGU is considered impaired.  If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the CGU (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units).  Impairment losses relating to goodwill cannot be reversed in future periods.

The recognition or reversal of impairment losses is classified as other operating income and expenses.

(16) Bonds

Convertible bonds

UMC evaluates the terms of the convertible bonds issued to determine whether it contains both a liability and an equity component.  Furthermore, UMC assesses if the economic characteristics and risks of the put and call options embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity element.

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status.  The liability component is classified as a financial liability measured at amortized cost using the EIR method before the instrument is converted or settled.  For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component.  The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Its carrying amount is not remeasured in the subsequent accounting periods.  If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IFRS 9 (before January 1, 2018: IAS 39).

If the convertible bondholders exercise their conversion right before maturity, UMC shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital-premiums.  No gain or loss is recognized upon bond conversion.

In addition, the liability component of convertible bonds is classified as a current liability if within 12 months the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

(17) Post-Employment Benefits

Under defined contribution pension plans, the contribution payable to the plan in exchange for the service rendered by an employee during a period shall be recognized as an expense.  The contribution payable, after deducting any amount already paid, is recognized as a liability.

Under defined benefit pension plans, the net defined benefit liability (asset) shall be recognized as the amount of the present value of the defined benefit obligation, deducting the fair value of any plan assets and adjusting for any effect of the asset ceiling.  Service cost and net interest on the net defined benefit liability (asset) are recognized as expenses in the period of service.  Remeasurement of the net defined benefit liability (asset), which comprises actuarial gains and losses, the return on plan assets and any change in the effect of the asset ceiling, excluding any amounts included in net interest, is recognized in other comprehensive income in the period in which they occur.  Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and shall not be reclassified to profit or loss in a subsequent period.

(18) Government Grants

In accordance with IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, the Company recognizes the government grants when there is reasonable assurance that such grants will be received and the conditions attaching to them will be complied with.

An asset related government grant is recorded as deferred income and recognized in profit or loss on a straight-line basis over the useful lives of the assets.  An expense related government grant is recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grant is intended to compensate.  A government grant that compensates for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs is recognized in profit or loss when it becomes receivable.

(19) Treasury Stock

UMC’s own equity instruments repurchased (treasury shares) are recognized at repurchase cost and deducted from equity.  Any difference between the carrying amount and the consideration is recognized in equity.

(20) Share-Based Payment Transactions

The cost of equity-settled transactions between the Company and its employees is measured at the fair value using an appropriate pricing model by reference to the market price of the equity instruments on the grant date.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the periods in which the performance and/or service conditions are being fulfilled.  The cumulative expense recognized for equity-settled transactions at each reporting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest.  The charge to profit or loss for a period represents the movement in cumulative expense recognized between the beginning and the end of that period.

No expense will be recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition.  These are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it fully vests on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  This includes any award where non-vesting conditions within the control of either the entity or the employee are not met.  However, if a new award substitutes for the cancelled award and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

(21) Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers by applying the following steps of IFRS 15:

(a)	Identify the contract with a customer;
(b)	Identify the performance obligations in the contract;
(c)	Determine the transaction price;
(d)	Allocate the transaction price to the performance obligations in the contract; and
(e)	Recognize revenue when (or as) the entity satisfies its performance obligations

Revenues on the Company’s contracts with customers for the sales of wafers and joint technology development are recognized as the Company satisfies its performance obligations to customers upon transfer of control of promised goods and services.  The Company recognizes revenue at transaction price that are determined using contractual prices reduced by sales returns and allowances which the Company estimates based on historical experience having determined that a significant reversal in the amount of cumulative revenue recognized are not probable to occur.  The Company recognizes refund liabilities for estimated sales return and allowances based on the customer complaints, historical experience, and other known factors.

The Company recognizes accounts receivable when the Company transfers control of the goods or services to customers and has a right to an amount of consideration that is unconditional.  Such accounts receivable are short term and do not contain a significant financing component.  For certain contracts that do not provide the Company unconditional rights to the consideration, and the transfer of controls of the goods or services has been satisfied, the Company recognizes contract assets and revenues.

Consideration received from customers prior to the Company having satisfied its performance obligations are accounted for as contract liabilities which are transferred to revenue after the performance obligations are satisfied.  The Company recognizes costs to fulfill a contract when the costs relate directly to the contract, generate or enhance resources to be used to satisfy performance obligations in the future, and are expected to be recovered.  The costs and revenues are recognized when the Company satisfies its performance obligations to customers upon transfer of control of promised goods and services.

Interest income

For financial assets measured at amortized cost and financial assets at fair value through other comprehensive income, interest income is recorded using the EIR method and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

The summary of significant accounting policies applying in 2017 is as follows:

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received or receivable.  The specific criteria described below must also be met before revenue is recognized.

Sales revenue

The Company manufactures semiconductors for creditworthy customers based on their design specifications, pursuant to manufacturing agreements and/or purchase orders at contractual prices.  The Company ships wafers mainly under the trade term, Free Carrier (FCA), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers.  Sales revenue is recognized at this point, having also fulfilled all of the following criteria pursuant to IAS 18, paragraph 14:

i.      the significant risks and rewards of ownership of the goods have been transferred to the customer;

ii.    neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

iii.  the amount of revenue can be measured reliably;

iv.  it is probable that the economic benefits associated with the transaction will flow to the entity; and

v.    the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is measured at the fair value of the consideration received or receivable, net of sales returns and discounts, which are estimated based on customer complaints, historical experience and other known factors.  Sales returns and discounts are recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

(22) Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the determination of profit or loss for the period.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.  Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

The additional income tax for undistributed earnings is recognized as income tax expense in the subsequent year when the distribution proposal is approved by the stockholders’ meeting.

Deferred income tax

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

a.    When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.    In respect of taxable temporary differences associated with investments in subsidiaries,  associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, except:

a.

Where the deferred tax asset relating to the deductible temporary difference arises from  the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.

In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.  The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity.  Deferred tax assets are reassessed and recognized at each reporting date.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, might be realized and recognized subsequently as follows:

a.

Acquired deferred tax benefits recognized within the measurement period that result from new information about facts and circumstances that existed at the acquisition date shall be applied to reduce the carrying amount of any goodwill related to that acquisition.  If the carrying amount of that goodwill is nil, any remaining deferred tax benefits shall be recognized in profit or loss;

b.	All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

(23) Earnings per Share

Earnings per share is computed according to IAS 33, “Earnings per Share”.  Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period.  Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued.  Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock compensation issues.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, the accompanying disclosures and the disclosure of contingent liabilities.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below.

The Company bases its assumptions and estimates on information available when the consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.  Such changes are reflected in the assumptions when they occur.

(1)   The Fair Value of Level 3 Financial Instruments

Where the fair values of the level 3 financial assets and financial liabilities recorded on the balance sheet cannot be derived from active markets, they are determined by the application of an appropriate valuation method including the income approach and market approach.  The valuation of these financial assets involves significant judgment in the preparation of cash flow forecasts, a selection of comparable companies or equity transaction prices, as well as the application of assumptions such as discount rates, discounts for lack of marketability, and valuation multiples, etc.  Changes in assumptions about these factors could affect the reported fair value of the financial assets.  Please refer to Note 12 for more details.

(2)   Inventories

Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.  Please refer to Note 6(4).  Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level.  The Company estimates normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

(3)   Post-Employment Benefits

Defined benefit costs and the present value of the defined benefit obligation for a pension plan are determined using the projected unit credit method.  An actuarial valuation involves making various assumptions, which include the determination of the discount rate, future salary increase rate, mortality rate, etc., and may differ from actual developments in the future.  In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation.  As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate.  Due to the complexity of the actuarial valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions.  The assumptions used are disclosed in Note 6(14).

(4)   Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  The recoverable amount of an individual asset or CGU is the higher of fair value less costs of disposal and its value in use.  The fair value less costs of disposal is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an orderly transaction between market participants, after deducting the costs of disposal.  The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU.  Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

(5)   Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates.  The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations made by the taxable entity and the responsible tax authority.  Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized.  The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences.  Please refer to Note 6(24) for more details on unrecognized deferred tax assets.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of December 31,
	2018	2017
Cash on hand	$6,091	$4,360
Checking and savings accounts	25,021,265	21,699,357
Time deposits	49,139,549	50,711,803
Repurchase agreements collateralized by government and corporate bonds	9,494,834	9,259,052
Total	$83,661,739	$81,674,572

(2)   Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2018	2017 (Note)
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$6,814,915
Preferred stocks	2,998,228
Funds	2,030,688
Convertible Bonds	236,905
Forward contracts	3,561
Total	$12,084,297
Designated financial assets at fair value through profit or loss
Convertible bonds		$213,180

Financial assets held for trading
Common stocks		434,630
Preferred stocks		228,508
Option		31,605
Subtotal		694,743
Total		$907,923

Current	$528,450	$716,918
Noncurrent	11,555,847	191,005
Total	$12,084,297	$907,923

On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC.  The transaction was approved by the Taiwan authorities on September 26, 2018.  Upon obtaining other relevant authority’s approval of the investment application, the Company anticipates to invest NT$15.3 billion for acquiring remaining shares of MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS), representing ownership interest of 84.1% and making MIFS a wholly-owned subsidiary of the Company.  The change of the fair value for the call option is recorded in profit or loss.

Note:   The Company adopted IFRS 9 on January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9.  Please refer to Note 6(6) and Note 6(7) for available-for-sale financial assets, non-current and financial assets measured at cost, non-current, respectively as of December 31, 2017.

(3)   Accounts Receivable, Net

	As of December 31,
	2018	2017
Accounts receivable	$23,784,141	$21,910,146
Less: allowance for sales returns and discounts	-	(994,151)
Less: loss allowance	(48,152)	(39,578)
Net	$23,735,989	$20,876,417

Aging analysis of accounts receivable, net:

	As of December 31,
	2018	2017
Neither past due nor impaired	$18,271,304	$15,496,207
Past due but not impaired:
≤ 30 days	3,407,690	4,268,772
31 to 60 days	739,054	444,401
61 to 90 days	545,366	138,178
91 to 120 days	365,007	124,332
≥ 121 days	407,568	404,527
Subtotal	5,464,685	5,380,210
Total	$23,735,989	$20,876,417

Movement on individually evaluated loss allowance:

	For the years ended December 31,
	2018	2017
Beginning balance	$39,578	$86,595
Net charge for the period	8,574	(47,017)
Ending balance	$48,152	$39,578

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~120 days, respectively.

After adopting IFRS 9, an impairment analysis is performed at each reporting date to measure ECLs of accounts receivable.  For receivable past due within 60 days, including not past due, the Company estimates a provision rate to calculate ECLs.  A provision rate is determined based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.  For the receivable past due over 60 days, the Company applies the aforementioned provision rate and also individually assesses whether to recognize additional expected credit losses by considering customer’s operating situation and debt-paying ability.

The impairment losses assessed individually as of December 31, 2017 primarily resulted from the financial difficulties of the counterparties, and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivable.

(4)   Inventories, Net

	As of December 31,
	2018	2017
Raw materials	$3,766,056	$2,354,410
Supplies and spare parts	3,133,737	3,007,669
Work in process	10,034,488	11,492,450
Finished goods	1,268,838	1,402,971
Total	$18,203,119	$18,257,500

a.    For the years ended December 31, 2018 and 2017, the Company recognized NT$123,795 million and NT$118,252 million, respectively, in operating cost, of which NT$1,698 million and NT$2,256 million were related to write-down of inventories.

b.    None of the aforementioned inventories were pledged.

(5)   Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of December 31,
	2018	2017 (Note)
Equity instruments
Common stocks	$11,401,451
Preferred stocks	184,026
Total	$11,585,477

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.  Dividends from equity instruments designated as fair value through other comprehensive income were NT$268 million for the year ended December 31, 2018.  All the amounts are related to investments held at the end of the reporting period.

Note:   The Company adopted IFRS 9 on January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9.  Please refer to Note 6(6) and Note 6(7) for available-for-sale financial assets, non-current and financial assets measured at cost, non-current , respectively as of December 31, 2017.

(6)   Available-For-Sale Financial Assets, Non-Current

As of December 31, 2017
Common stocks	$17,653,513
Preferred stocks	1,865,410
Funds	1,117,409
Total	$20,636,332

(7)   Financial Assets Measured at Cost, Non-Current

As of December 31, 2017
Common stocks	$473,134
Preferred stocks	1,657,388
Funds	87,950
Total	$2,218,472

Since these financial assets mostly consisted of non-publicly traded stocks and private venture funds, for which the fair values could not be reliably measured due to lack of sufficient financial information available, the Company measured these financial assets at cost.

(8)   Investments Accounted For Under the Equity Method

a.    Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2018		2017
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
CLIENTRON CORP.	$249,762	22.39	$265,327	22.39
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	1,477,167	13.78	1,669,693	13.78

Unlisted companies
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	-	50.00
MTIC HOLDINGS PTE. LTD.	3,026	45.44	50,743	45.44
YUNG LI INVESTMENTS, INC.	2,213	45.16	42,173	45.16
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78
UNITECH CAPITAL INC.	568,005	42.00	732,267	42.00
TRIKNIGHT CAPITAL CORPORATION	1,520,575	40.00	894,809	40.00
HSUN CHIEH INVESTMENT CO., LTD.	3,419,430	36.49	3,930,434	36.49
YANN YUAN INVESTMENT CO., LTD.	2,642,543	30.87	2,810,625	30.87
HSUN CHIEH CAPITAL CORP.	161,319	30.00	176,911	30.00
VSENSE CO., LTD.	31,544	26.89	78,294	28.63
UNITED LED CORPORATION HONG KONG LIMITED	167,953	25.14	216,707	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	120,440	10.38	108,925	10.38
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	-	-	-	50.00
CTC CAPITAL PARTNERS I, L.P.	-	-	32	31.40
Total	$10,363,977		$10,976,940

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,727 million and NT$1,935 million, as of December 31, 2018 and 2017, respectively.  The fair value of these investments were NT$1,621 million and NT$2,142 million, as of December 31, 2018 and 2017, respectively.

Certain investments accounted for under the equity method were audited by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$(751) million and NT$308 million for the years ended December 31, 2018 and 2017, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$(225) million and NT$1,307 million for the years ended December 31, 2018 and 2017, respectively.  The balances of investments accounted for under the equity method were NT$8,714 million and NT$8,998 million as of December 31, 2018 and 2017, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.    Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2018 and 2017 were NT$18 million and NT$46 million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2018	2017
Income (loss) from continuing operations	$(667,701)	$196,714
Income (loss) from discontinued operations after income tax	-	80,248
Other comprehensive income (loss)	(476,326)	1,270,066
Total comprehensive income (loss)	$(1,144,027)	$1,547,028

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method were both nil for the years ended December 31, 2018 and 2017.

c.    One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of December 31, 2018 and 2017.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 172 million shares of UMC’s stock as of December 31, 2018 and 2017.

(9)   Property, Plant and Equipment

	As of December 31,
	2018	2017
Land	$1,314,402	$1,314,402
Buildings	19,841,058	21,112,807
Machinery and equipment	139,213,317	160,497,062
Transportation equipment	20,921	18,751
Furniture and fixtures	1,908,214	2,038,816
Leasehold improvement	3,869	4,353
Construction in progress and equipment awaiting inspection	10,544,814	20,755,490
Net	$172,846,595	$205,741,681

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557
Additions	-	-	-	-	-	-	17,579,689	17,579,689
Disposals	-	(64,878)	(2,330,437)	(18,363)	(40,199)	-	-	(2,453,877)
Disposal of subsidiaries	-	-	(224,895)	-	(6,515)	(2,226)	-	(233,636)
Transfers and reclassifications	-	375,854	27,447,023	8,884	433,665	2,049	(27,693,591)	573,884
Exchange effect	-	(78,334)	2,527,895	52	(5,848)	1,069	(96,774)	2,348,060
As of December 31, 2018	$1,314,402	$38,306,302	$853,688,505	$66,355	$8,056,901	$53,449	$10,550,763	$912,036,677

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	-	-	-	-	-	-	31,140,639	31,140,639
Disposals	-	-	(3,200,814)	(5,774)	(40,115)	(14,785)	-	(3,261,488)
Transfers and reclassifications	-	1,479,439	55,836,583	4,268	924,252	1,534	(54,921,519)	3,324,557
Exchange effect	-	(448,102)	(11,809,825)	(1,026)	(35,296)	(3,437)	(506,312)	(12,803,998)
As of December 31, 2017	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$-	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876
Depreciation	-	1,535,409	47,871,174	6,080	533,628	2,298	-	49,948,589
Disposals	-	(57,812)	(2,286,359)	(17,963)	(25,467)	-	-	(2,387,601)
Disposal of subsidiaries	-	-	(180,843)	-	(5,264)	(2,014)	-	(188,121)
Transfers and reclassifications	-	297	(3,164)	-	2,867	-	-	-
Exchange effect	-	26,497	3,302,523	286	5,941	1,092	-	3,336,339
As of December 31, 2018	$-	$18,465,244	$714,475,188	$45,434	$6,148,687	$49,580	$5,949	$739,190,082

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	-	1,492,606	48,961,521	5,639	502,971	2,383	-	50,965,120
Disposals	-	-	(3,172,320)	(5,774)	(39,914)	(12,742)	-	(3,230,750)
Transfers and reclassifications	-	-	(7,563)	1,587	5,976	-	-	-
Exchange effect	-	(144,215)	(9,913,521)	(777)	(31,049)	(3,375)	-	(10,092,937)
As of December 31 , 2017	$-	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(10) Intangible Assets

	As of December 31,
	2018	2017
Goodwill	$15,012	$15,188
Software	524,155	410,712
Patents and technology license fees	1,668,218	2,102,561
Others	784,419	1,259,048
Net	$2,991,804	$3,787,509

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370
Additions	-	-	214,278	612,253	826,531
Disposals	-	(422,591)	(179,418)	(987,841)	(1,589,850)
Disposal of subsidiaries	(176)	-	-	-	(176)
Reclassifications	-	474,127	-	-	474,127
Exchange effect	-	(6,458)	(210,982)	(1)	(217,441)
As of December 31, 2018	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	-	3,566	38,928	1,145,110	1,187,604
Disposals	-	(95,505)	-	(1,009,051)	(1,104,556)
Reclassifications	-	278,650	-	-	278,650
Exchange effect	-	(9,978)	114,483	6	104,511
As of December 31, 2017	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$-	$670,014	$2,585,190	$2,306,657	$5,561,861
Amortization	-	357,624	468,296	1,086,882	1,912,802
Disposals	-	(422,591)	(179,418)	(987,841)	(1,589,850)
Exchange effect	-	(3,398)	(30,657)	(1)	(34,056)
As of December 31, 2018	$-	$601,649	$2,843,411	$2,405,697	$5,850,757

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$-	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	-	337,376	483,940	1,097,754	1,919,070
Disposals	-	(95,505)	-	(1,009,051)	(1,104,556)
Exchange effect	-	(5,394)	(42,122)	5	(47,511)
As of December 31, 2017	$-	$670,014	$2,585,190	$2,306,657	$5,561,861

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2018	2017
Operating costs	$758,050	$799,215
Operating expenses	$1,154,752	$1,119,855

(11) Short-Term Loans

	As of December 31,
	2018	2017
Unsecured bank loans	$7,780,552	$19,159,298
Unsecured other loans	5,323,256	6,286,242
Total	$13,103,808	$25,445,540

	For the years ended December 31,
	2018	2017
Interest rates applied	0.00%~4.55%	0.00%~4.35%

The Company’s unused short-term lines of credit amounted to NT$77,658 million and NT$62,057 million as of December 31, 2018 and 2017, respectively.

(12) Bonds Payable

	As of December 31,
	2018	2017
Unsecured domestic bonds payable	$23,700,000	$31,200,000
Unsecured convertible bonds payable	18,196,332	18,196,332
Less: Discounts on bonds payable	(518,150)	(878,701)
Total	41,378,182	48,517,631
Less: Current portion	(2,499,235)	(24,841,770)
Net	$38,878,947	$23,675,861

A.  UMC issued domestic unsecured corporate bonds.  The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest will be paid annually and the principal will be repayable in June 2019 upon maturity.
Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest will be paid annually and the principal has been fully repaid in March 2018.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

B.  On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

a.  Issue Amount: US$600 million

b.  Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.  Terms of Conversion:

i.   Underlying Securities: Ordinary shares of UMC

ii.  Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii. Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$14.8157 per share on December 31, 2018.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the conversion right before maturity; or

iii. The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13) Long-Term Loans

a.    Details of long-term loans as of December 31, 2018, and 2017 are as follows:

	As of December 31,
Lenders	2018	2017	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$4,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	6,013	8,200	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	16,853	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	-	10,276	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	-	13,382	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	3,006	4,724	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	83,243	95,135	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	-	1,476	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	-	4,165	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	1,000,000	300,000	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	747,900	1,246,500	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	-	474,356	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	28,987,895	29,989,811	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Subtotal	30,828,057	32,168,878
Less: Administrative expenses from syndicated loans	(1,842)	(3,542)
Less: Current portion	(2,622,161)	(2,522,052)
Total	$28,204,054	$29,643,284

	For the years ended December 31,
	2018	2017
Interest rates applied	0.99%~5.56%	0.99%~4.66%

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan.  Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations.  Total pension expenses of NT$1,339 million and NT$1,256 million are contributed by the Company for the years ended December 31, 2018 and 2017, respectively.

b.  Defined benefit plan

i.   The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee.  The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements.  For the years ended December 31, 2018 and 2017, total pension expenses of NT$69 million and NT$80 million, respectively, were recognized by the Company.

ii.  Movements in present value of defined benefit obligation and fair value of plan assets are as follows:

Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2018	2017
Defined benefit obligation at beginning of year	$(5,671,058)	$(5,482,265)
Items recognized as profit or loss:
Service cost	(24,477)	(24,130)
Interest cost	(61,247)	(76,761)
Subtotal	(85,724)	(100,891)
Remeasurements recognized in other comprehensive income (loss):
Arising from changes in financial assumptions	(91,350)	(183,433)
Experience adjustments	(5,907)	13,233
Subtotal	(97,257)	(170,200)
Benefits paid	233,530	81,204
Other	-	1,094
Defined benefit obligation at end of year	$(5,620,509)	$(5,671,058)

Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2018	2017
Beginning balance of fair value of plan assets	$1,532,539	$1,513,371
Items recognized as profit or loss:
Interest income on plan assets	16,552	21,187
Contribution by employer	95,577	93,466
Payment of benefit obligation	(233,530)	(81,204)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	42,197	(13,986)
Other	-	(295)
Fair value of plan assets at end of year	$1,453,335	$1,532,539

The actual returns on plan assets of the Company for the years ended December 31, 2018 and 2017 were NT$59 million and NT$7 million, respectively.

iii. The defined benefit plan recognized on the consolidated balance sheets are as follows:

	As of December 31,
	2018	2017
Present value of the defined benefit obligation	$(5,620,509)	$(5,671,058)
Fair value of plan assets	1,453,335	1,532,539
Funded status	(4,167,174)	(4,138,519)
Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(4,167,174)	$(4,138,519)

iv. The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2018	2017
Cash	17%	25%
Equity instruments	51%	43%
Debt instruments	24%	26%
Others	8%	6%

Employee pension fund is deposited under a trust administered by the Bank of Taiwan.  The overall expected rate of return on assets is determined based on historical trend and actuaries’ expectations on the assets’ returns in the market over the obligation period.  Furthermore, the utilization of the fund is determined by the labor pension fund supervisory committee, which also guarantees the minimum earnings to be no less than the earnings attainable from interest rates offered by local banks for two-year time deposits.

v.  The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2018	2017
Discount rate	0.91%	1.08%
Rate of future salary increase	3.50%	3.50%

vi. Expected future benefit payments are as follows:

Year	As of December 31, 2018
2019	$193,387
2020	211,679
2021	251,844
2022	304,317
2023	338,681
2024 and thereafter	4,846,688
Total	$6,146,596

The Company expects to make pension fund contribution of NT$96 million in 2019.  The weighted-average durations of the defined benefit obligation are 10 years and 11 years as of December 31, 2018 and 2017, respectively.

vii.  Sensitivity analysis:

	As of December 31, 2018
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Decrease (increase) in defined benefit obligation	$262,909	$(281,037)	$(244,120)	$231,751

	As of December 31, 2017
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Decrease (increase) in defined benefit obligation	$283,095	$(303,570)	$(266,069)	$251,815

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15) Deferred Government Grants

	As of December 31,
	2018	2017
Beginning balance	$14,595,546	$9,297,371
Arising during the period	7,129,770	6,755,920
Recorded in profit or loss:
Other operating income	(3,885,722)	(1,469,616)
Exchange effect	(358,690)	11,871
Ending balance	$17,480,904	$14,595,546

Current	$3,832,124	$2,821,467
Noncurrent	13,648,780	11,774,079
Total	$17,480,904	$14,595,546

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16) Refund Liabilities

As of December 31, 2018
Refund liabilities	$1,213,476

Under IFRS 15, the Company’s allowance for sales returns and discounts are presented as refund liabilities as a component of other current liabilities, different from its prior presentation as a contra-accounts to accounts receivable.

(17) Equity

a.  Capital stock:

i.   UMC had 26,000 million common shares authorized to be issued as of December 31, 2018 and 2017, of which 12,424 million shares, and 12,624 million shares were issued as of December 31, 2018 and 2017, respectively, each at a par value of NT$10.

ii.  UMC had 143 million and 144 million ADSs, which were traded on the NYSE as of December 31, 2018 and 2017, respectively.  The total number of common shares of UMC represented by all issued ADSs were 717 million shares and 721 million shares as of December 31, 2018 and 2017, respectively.  One ADS represents five common shares.

iii. On August 27, 2018, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from March 12 to May 4, 2018, for the purpose of maintaining UMC’s credit and stockholders’ rights and interests.

b.  Treasury stock:

i.   UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the years ended December 31, 2018 and 2017 are as follows:

For the year ended December 31, 2018

(In thousands of shares)

Purpose	As of January 1, 2018	Increase	Decrease	As of December 31, 2018
For transfer to employees	400,000	-	200,000	200,000
To maintain UMC’s credit and stockholders’ rights and interests	-	480,000	200,000	280,000
	400,000	480,000	400,000	480,000

For the year ended December 31, 2017

(In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of December 31, 2017
For transfer to employees	400,000	-	-	400,000

ii.  According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of December 31, 2018 and 2017, did not exceed the limit.

iii. In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv. As of December 31, 2018 and 2017, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on December 31, 2018 and 2017, were NT$11.25 and NT$14.20, respectively.

v.  UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.   Payment of taxes.

ii.  Making up loss for preceding years.

iii. Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv. Appropriating or reversing special reserve by government officials or other regulations.

v.  The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.  The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The distribution of earnings for 2017 was approved by the stockholders’ meeting held on June 20, 2018, while the distribution of earnings for 2018 was approved by the Board of Directors’ meeting on March 6, 2019.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2018	2017	2018	2017
Legal reserve	$707,299	$962,873
Special reserve	14,513,940	-
Cash dividends	6,916,105	8,557,023	$0.58	$0.70

The aforementioned 2017 distribution approved by stockholders’ meeting was consistent with the resolutions of meeting of Board of Directors held on March 7, 2018.

The cash dividend per share for 2017 was adjusted to NT$0.71164307 per share according to the resolution of the Board of Directors’ meeting on June 12, 2018.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

The appropriation of 2018 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date.  Information relevant to the Board of Directors’ meeting recommendations and stockholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(20) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the years ended December 31,
	2018	2017
Beginning balance	$956,808	$2,161,729
Impact of retroactive applications	1,597	-
Adjusted balance at January 1	958,405	2,161,729
Attributable to non-controlling interests:
Net loss	(4,429,938)	(2,997,469)
Other comprehensive income (loss)	(103,894)	(111,601)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	-	(1,174,564)
Changes in subsidiaries’ ownership	(278,613)	175,413
Disposal of subsidiaries	(7,074)	-
Others	4,327,882	2,903,300
Ending balance	$466,768	$956,808

(18) Share-Based Payment

In order to attract, retain talents and reward the employees for their productivity and loyalty, the Company carried out a compensation plan to offer 200 million shares of treasury stock to employees in August 2018.  The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees.  The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share.  For the stocks vested on the date of grant, the Company recognized the entire compensation cost on the grant date, whereas for the stocks with requisite service conditions to vest at the end of one or two-years from the date of grant, the Company recognizes the compensation cost on a straight-line basis over the period in which the services conditions are fulfilled, together with a corresponding increase in equity.  As such, for the year ended December 31, 2018, total compensation cost of NT$696 million was recognized by the Company.

(19) Operating Revenues

a.  Disaggregation of revenue

i.   By operating segments

	For the year ended December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$151,023,932	$247,929	$151,271,861	$(19,290)	$151,252,571

The timing of revenue recognition:
At a point in time	$146,247,350	$247,929	$146,495,279	$(19,290)	$146,475,989
Over time	4,776,582	-	4,776,582	-	4,776,582
Total	$151,023,932	$247,929	$151,271,861	$(19,290)	$151,252,571

ii.  Operating Revenues

For the year ended December 31, 2017
Net sales
Sale of goods	$142,957,544
Other operating revenues
Royalty	6,817
Mask tooling	3,334,844
Others	2,985,501
Net operating revenues	$149,284,706

iii. By geography

For the year ended December 31, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$55,092,681	$24,820,196	$18,504,881	$5,896,313	$23,555,105	$12,527,894	$10,855,501	$151,252,571

The timing of revenue recognition:
At a point in time	$54,963,771	$24,791,908	$14,889,672	$5,889,277	$23,536,756	$11,551,052	$10,853,553	$146,475,989
Over time	128,910	28,288	3,615,209	7,036	18,349	976,842	1,948	4,776,582
Total	$55,092,681	$24,820,196	$18,504,881	$5,896,313	$23,555,105	$12,527,894	$10,855,501	$151,252,571

For the year ended December 31, 2017
Taiwan	$48,952,219
Singapore	30,798,270
China (includes Hong Kong)	18,971,866
Japan	4,694,277
USA	18,208,227
Europe	14,329,730
Others	13,330,117
Total	$149,284,706

Note A:  The Company adopted IFRS 15 on January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 15.

Note B:  The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.  Contract balances

i.   Contract assets, current

	As of
	December 31, 2018	January 1, 2018	Differences
Sales of goods and services	$486,184	$129,042	$357,142
Less: Loss allowance	(393,974)	-	(393,974)
Net	$92,210	$129,042	$(36,832)

The significant increase in gross amount of contract assets in 2018 is the result of the increase in joint technology development services during the year.

The loss allowance was assessed by the company primarily at an amount equal to lifetime expected credit losses for the year ended December 31, 2018.  The loss allowance is mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against UMC, which is related to the joint technology development agreement.  Please refer to Note 9(8).

ii.  Contract liabilities, current

	As of
	December 31, 2018	January 1, 2018	Differences
Sales of goods and services	$932,371	$3,951,414	$(3,019,043)

Contract liabilities are prepayments from customers for wafer sales and joint technology development services.  The outstanding balances of this account decreased in 2018 due to the Company continued to provide services and recognized revenue during the year.

The Company recognized NT$3,815 million in revenues from the current contract  liabilities balance at the beginning of the period as performance obligations were  satisfied during the year.

c.  The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$3,148 million as of December 31, 2018.  The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future.  The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.  Asset recognized from the cost to fulfill a contract with customer

As of December 31, 2018, the Company recognized the cost to fulfill engineering and service contracts that are eligible for capitalization as assets which amounted to NT$567 million and accounted for as other current assets.  Subsequently, the Company will expense to operating costs from the cost to fulfill a contract when the related obligations are satisfied.

(20) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2018			2017
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$17,694,175	$7,780,063	$25,474,238	$16,676,560	$7,045,487	$23,722,047
Labor and health insurance	882,671	376,556	1,259,227	878,576	376,523	1,255,099
Pension	1,065,176	342,565	1,407,741	1,008,121	327,454	1,335,575
Other employee benefit expenses	289,395	111,734	401,129	259,701	118,422	378,123
Depreciation	47,086,993	2,689,314	49,776,307	47,820,812	3,003,855	50,824,667
Amortization	880,967	1,219,163	2,100,130	911,563	1,222,163	2,133,726

According to UMC’s Articles of Incorporation, the employees’ compensation and  remuneration to directors shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as remuneration to directors for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive remuneration in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ compensation and remuneration to directors and report to the stockholders’ meeting for such distribution.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the years ended December 31, 2018 and 2017.  The Board of Directors estimated the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees’ compensation and remuneration to directors for 2017 were reported to the stockholders’ meeting on June 12, 2018, while the distributions of employees’ compensation and remuneration to directors for 2018 were approved through the Board of Directors’ meeting on March 6, 2019.  The details of distribution are as follows:

	2018	2017
Employees’ compensation – Cash	$1,400,835	$1,032,324
Remuneration to directors	7,624	11,452

The aforementioned 2017 employees’ compensation and remuneration to directors reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 7, 2018.

Information relevant to the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(21) Net Other Operating Income and Expenses

	For the years ended December 31,
	2018	2017
Net rental loss from property	$(182,488)	$(178,192)
Gain on disposal of property, plant and equipment	136,743	82,397
Government grants	5,220,746	1,710,176
Others	(58,117)	39,314
Total	$5,116,884	$1,653,695

(22) Non-Operating Income and Expenses

a.  Other gains and losses

	For the years ended December 31,
	2018	2017
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(1,167,735)	$598,270
Impairment loss
Investments accounted for under the equity method	(46,225)	-
Available-for-sale financial assets, noncurrent	-	(664,948)
Financial assets measured at cost, noncurrent	-	(285,387)
Gain (loss) on disposal of investments	(19,286)	1,276,956
Others	104,956	76,788
Total	$(1,128,290)	$1,001,679

b.    Finance costs

	For the years ended December 31,
	2018	2017
Interest expenses
Bonds payable	$710,663	$763,124
Bank loans	1,782,544	1,563,590
Others	275,465	80,158
Financial expenses	82,553	88,290
Total	$2,851,225	$2,495,162

(23) Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(55,060)	$-	$(55,060)	$32,647	$(22,413)
Unrealized gains or losses on financial assets at fair value through other comprehensive income	1,454,018	-	1,454,018	44,526	1,498,544
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	(2,572)	-	(2,572)	514	(2,058)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(475,139)	-	(475,139)	34,697	(440,442)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(47,417)	408	(47,009)	(18,884)	(65,893)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(11,045)	(12,897)	(23,942)	6,148	(17,794)
Total other comprehensive income (loss)	$862,785	$(12,489)	$850,296	$99,648	$949,944

	For the year ended December 31, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(184,186)	$-	$(184,186)	$31,311	$(152,875)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,221	-	1,221	-	1,221
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5,975,203)	-	(5,975,203)	48,274	(5,926,929)
Unrealized gain (loss) on available-for-sale financial assets	1,224,344	(642,905)	581,439	147,858	729,297
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	1,247,881	102,302	1,350,183	(35,252)	1,314,931
Total other comprehensive income (loss)	$(3,685,943)	$(540,603)	$(4,226,546)	$192,191	$(4,034,355)

(24) Income Tax

a.  The major components of income tax expense for the years ended December 31, 2018 and 2017 were as follows:

i.   Income tax expense recorded in profit or loss

	For the years ended December 31,
	2018	2017
Current income tax expense (benefit):
Current income tax charge	$584,419	$2,641,610
Adjustments in respect of current income tax of prior periods	(1,111,893)	(364,951)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	1,228,554	(1,033,072)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(3,411,703)	(2,016,726)
Deferred income tax related to changes in tax rates	(848,223)	12,477
Adjustment of prior year’s deferred income tax	(2,744)	9,233
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	3,102,937	1,918,586
Income tax (benefit) expense recorded in profit or loss	$(458,653)	$1,167,157

ii.  Income tax related to components of other comprehensive income (loss)

Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2018	2017
Remeasurements of defined benefit pension plans	$11,012	$31,311
Unrealized gains or losses on financial assets at fair value through other comprehensive income	31,998	-
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	514	-
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	39,742	-
Deferred income tax related to changes in tax rates	29,118	-
Income tax related to items that will not be reclassified subsequently to profit or loss	$112,384	$31,311

Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2018	2017
Exchange differences on translation of foreign operations	$(21,672)	$48,274
Unrealized loss (gain) on available-for-sale financial assets	-	147,858
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	1,701	(35,252)
Deferred income tax related to changes in tax rates	7,235	-
Income tax related to items that may be reclassified subsequently	$(12,736)	$160,880

iii. Deferred income tax charged directly to equity

	For the years ended December 31,
	2018	2017
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$(2)
Deferred income tax related to changes in tax rates	(56,759)	-
Total	$(56,759)	$(2)

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2018	2017
Income before tax	$2,184,399	$7,798,422
At UMC’s statutory income tax rate	436,880	1,325,732
Adjustments in respect of current income tax of prior periods	(1,111,893)	(364,951)
Net changes in loss carry-forward and investment tax credits	2,239,058	319,551
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	26,122	330,228
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(451,589)	(1,549,018)
Investment gain	(835,669)	(298,786)
Dividend income	(112,810)	(83,154)
Others	140,278	259,590
Basic tax	-	33,207
Deferred income tax related to changes in tax rates	(848,223)	12,477
Effect of different tax rates applicable to UMC and its subsidiaries	(118,404)	(21,615)
Taxes withheld in other jurisdictions	48,291	868,106
Others	129,306	335,790
Income tax expense recorded in profit or loss	$(458,653)	$1,167,157

c.  Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2018	2017
Deferred income tax assets
Depreciation	$1,930,388	$2,064,726
Loss carry-forward	502,331	425,247
Pension	825,792	697,478
Refund liabilities	232,854	-
Allowance for sales returns and discounts	-	171,213
Allowance for inventory valuation losses	416,270	365,658
Investment loss	341,096	217,799
Unrealized profit on intercompany sales	1,703,942	1,626,072
Investment tax credits	336,869	-
Deferred revenue	-	452,907
Others	98,367	50,482
Total deferred income tax assets	6,387,909	6,071,582

Deferred income tax liabilities
Unrealized exchange gain	(535,595)	(348,198)
Depreciation	(440,524)	(306,472)
Investment gain	(499,506)	(444,422)
Convertible bond option	(139,693)	(176,361)
Amortizable assets	(342,607)	(353,477)
Others	(7,768)	(2,775)
Total deferred income tax liabilities	(1,965,693)	(1,631,705)
Net deferred income tax assets	$4,422,216	$4,439,877

d. Movement of deferred tax

	For the years ended December 31,
	2018	2017
Balance at January 1	$4,439,877	$3,138,897
Impact of retroactive applications	17,843	-
Adjusted balance at January 1	4,457,720	3,138,897
Amounts recognized in profit or loss during the period	(68,821)	1,109,502
Amounts recognized in other comprehensive income	99,648	192,191
Amounts recognized in equity	(56,759)	(2)
Exchange adjustments	(9,572)	(711)
Balance at December 31	$4,422,216	$4,439,877

e.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of December 31, 2018, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2010.

f.  UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations.  The income tax exemption will expire on December 31, 2020.

g.  The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized was as follows:

	As of December 31,
	2018	2017
Expiry period
1~5 years	$27,072,604	$14,881,800
6~10 years	10,799,310	15,055,903
more than 10 years	5,043	5,105
Total	$37,876,957	$29,942,808

h.  As of December 31, 2018 and 2017, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$5,964 million and NT$7,252 million, respectively.

i.   UMC’s earnings generated in and prior to the year ended December 31, 1997 have been fully appropriated.

j.   As of December 31, 2018 and 2017, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$11,036 million and NT$9,289 million, respectively.

k.  According to the amendments to the R.O.C. Income Tax Act, effective from 2018, the corporate income tax rate is raised from 17% to 20%, and the 10% undistributed earnings tax is lowered to 5%.

(25) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2018	2017
Net income attributable to the parent company	$7,072,990	$9,628,734
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,103,880	12,208,240
Earnings per share-basic (NTD)	$0.58	$0.79

b.  Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

	For the years ended December 31,
	2018	2017
Net income attributable to the parent company	$7,072,990	$9,628,734
Effect of dilution
Unsecured convertible bonds	283,349	288,091
Income attributable to stockholders of the parent	$7,356,339	$9,916,825
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,103,880	12,208,240
Effect of dilution
Employees’ compensation	137,511	83,981
Unsecured convertible bonds	1,243,599	1,193,935
Weighted-average number of common stocks after dilution (thousand shares)	13,484,990	13,486,156

Earnings per share-diluted (NTD)	$0.55	$0.74

(26) Reconciliation of Liabilities Arising from Financing Activities

For the year ended December 31, 2018:

			Non-cash changes
Items	As of January 1, 2018	Cash Flows	Foreign exchange	Others (Note)	As of December 31, 2018
Short-term loans	$25,445,540	$(12,288,248)	$(292,466)	$238,982	$13,103,808
Long-term loans (current portion included)	32,165,336	(1,880,197)	556,777	(15,701)	30,826,215
Bonds payable (current portion included)	48,517,631	(7,500,000)	-	360,551	41,378,182
Guarantee deposits (current portion included)	564,576	88,131	13,086	-	665,793
Other financial liabilities-noncurrent	20,486,119	-	(456,551)	380,787	20,410,355

Note:  Other non-cash changes mainly consisted of discount amortization measured by the EIR method.

For the year ended December 31, 2017: Not applicable.

(27) Deconsolidation of Subsidiaries

UNISTARS CORP. (UNISTARS)

As UMC’s subsidiary disposed of all of its shares of UNISTARS in December 2018, the Company lost control of UNISTARS, derecognizing the relevant assets and liabilities of UNISTARS at the date when the control is lost.

a.    Derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$14,430
Notes and accounts receivable	18,239
Inventories	46,717
Property, plant and equipment	45,515
Others	2,365
127,266
Liabilities
Short-term loans	(34,313)
Payables	(29,309)
Current portion of long-term liabilities	(11,899)
Long-term loans	(5,502)
Others	(2,872)
(83,895)
Net assets of the subsidiary deconsolidated	$43,371

b.    Consideration received and loss recognized from the transaction:

Cash received	$4,617
Less: Net assets of the subsidiary deconsolidated	(43,371)
Add: Non-controlling interests	7,074
Less: Goodwill	(176)
Loss on disposal of subsidiary	$(31,856)

Loss on disposal of subsidiary for the year ended December 31, 2018 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.    Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$4,617
Net cash of subsidiary derecognized	(14,430)
Net cash outflow from deconsolidation	$(9,813)

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)      Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor
PHOTRONICS DNP MASK CORPORATION	Other related parties
TRIKNIGHT CAPITAL CORPORATION	Associate
CHUAN-FANG ZHUAN	Subsidiary’s director

(2)      Significant related party transactions

a.  Operating transactions

Operating revenues

	For the years ended December 31,
	2018	2017
Associates	$1,291,398	$1,357,720
Joint ventures	4,277	12,465
Others	27,881	30,417
Total	$1,323,556	$1,400,602

Accounts receivable, net

	As of December 31,
	2018	2017
Associates	$134,646	$84,839
Joint ventures	-	1,051
Others	4,266	7,908
Total	138,912	93,798
Less: Allowance for sales returns and discounts	-	(2,733)
Net	$138,912	$91,065

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection period for domestic sales to related parties were month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

Refund liabilities (classified under other current liabilities)

As of December 31, 2018
Associates	$1,287
Others	71
Total	$1,358

b.    Significant asset transactions

Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2018	2017
Associates	$200,610	$322,808

Acquisition of investments accounted for under the equity method

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
			For the year ended December 31, 2018
Associates	84,000	Stock	$840,000

For the year ended December 31, 2017: None.

Disposal of subsidiary

			For the year ended December 31, 2018
	Trading Volume (In thousands of shares)	Transaction underlying	Proceeds	Disposal (loss) gain
Others	46,168	UNISTARS	$4,617	$(31,856)

For the year ended December 31, 2017: None.

Disposal of financial assets

For the year ended December 31, 2018: None.

			For the year ended December 31, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Proceeds	Disposal (loss) gain
Others	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

c.     Others

Mask expenditure

	For the years ended December 31,
	2018	2017
Others	$1,750,088	$944,710

Other payables of mask expenditure

	As of December 31,
	2018	2017
Others	$571,036	$580,789

d.    Key management personnel compensation

	For the years ended December 31,
	2018	2017
Short-term employee benefits	$387,294	$271,554
Post-employment benefits	4,660	3,478
Termination benefits	-	6,957
Share-based payment	293,857	68
Others	435	294
Total	$686,246	$282,351

8.    ASSETS PLEDGED AS COLLATERAL

As of December 31, 2018 and 2017

	Amount
	As of December 31,
	2018	2017	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Bank deposit and Time deposit)	$961,198	$972,827	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,358	246,008	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	19,579	20,991	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	-	800	Science Park Administration	Industry-university cooperative research project performance guarantees
Refundable Deposits (Time deposit)	37,084	37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	-	Bank of China	Bank performance guarantee
Buildings	5,823,938	6,083,976	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	25,762,086	32,428,768	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	309,108	323,001	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$34,150,351	$40,113,455

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)      As of December 31, 2018, amounts available under unused letters of credit for importing machinery and equipment was NT$0.4 billion.

(2)     As of December 31, 2018, the Company entrust financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounted to NT$1.6 billion.

(3)    The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$12.1 billion.  As of December 31, 2018, the portion of royalties and development fees not yet recognized was NT$1.2 billion.

(4)    The Company entered into several construction contracts for the expansion of its operations.  As of December 31, 2018, these construction contracts amounted to approximately NT$3.1 billion and the portion of the contracts not yet recognized was approximately NT$0.9 billion.

(5)    The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2038.  Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2018
2019	$600,876
2020	618,194
2021	608,434
2022	609,325
2023	578,203
2024 and thereafter	4,393,337
Total	$7,408,369

(6)    The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  As of December 31, 2018, the Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USC, representing ownership interest of 65.22%.  Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities-others for the purchase from the other investors of their investments in USC at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by the other investors.  Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period.  At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests.  Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(7)    On July 1, 2016, INTERNATIONAL BUSINESS MACHINES CORPORATION (IBM) filed a complaint in the United States District Court for the Southern District of New York accusing that UMC did not pay the technology license fees in accordance with the technology license agreement and claimed US$10 million with interest of 12% per annum. UMC is appealing an unfavorable judgment issued on September 15, 2017 by the United States District Court of Southern District of New York for the subject matter.  The appeal is still on trial.  Since the final judgement has not been issued, UMC cannot make reliable estimate of the financial effect of the litigation.

(8)     In 2017, the Taichung District Prosecutors Office requested the local court to impose a fine to UMC based on the allegation of misappropriation of trade secret of MICRON TECHNOLOGY INC. (“MICRON”).  In addition, MICRON filed a civil lawsuit against UMC with the District Court of Northern District of California for the similar cause.  UMC has appointed the attorneys to prepare answers against these charges.  On January 12, 2018, UMC filed counterclaims against MICRON with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD. for patent infringement.  On July 3, 2018, the Fuzhou Intermediate People’s Court issued a ruling against the aforementioned two defendant companies, ruling that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC.  The lawsuit filed by UMC is still on trial.  On November 1, 2018, the United States Department of Justice (DOJ) indicted UMC, FUJIAN JINHUA INTEGRATED CIRCUIT CO., LTD. (JINHUA), and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of MICRON, and used that information to develop technology that was subsequently transferred to JINHUA.  On the same day, DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by UMC or JINHUA and preventing the defendants from transferring the trade secrets to anyone else.  The indictment and civil complaint are still on trial.  UMC has appointed attorneys to prepare answers against these charges.  Given both litigations are still in the preliminary stages, UMC cannot assess the legal proceeding and probable outcome or impact.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

None.

12.  OTHERS

(1)   Categories of financial instruments

	As of December 31,
Financial Assets	2018	2017
Non-derivative financial instruments
Financial assets at fair value through profit or loss	$12,080,736	$876,318
Financial assets at fair value through other comprehensive income	11,585,477	-
Available-for-sale financial assets	-	20,636,332
Financial assets measured at cost	-	2,218,472
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	83,655,648	81,670,212
Receivables	24,583,451	22,149,072
Refundable deposits	2,757,399	1,903,041
Other financial assets	2,320,037	2,645,003
Subtotal	113,316,535	108,367,328
Derivative financial instruments
Financial assets at fair value through profit or loss	3,561	31,605
Total	$136,986,309	$132,130,055

	As of December 31,
Financial Liabilities	2018	2017
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$13,103,808	$25,445,540
Payables	23,465,536	24,274,413
Guarantee deposits (current portion included)	665,793	564,576
Bonds payable (current portion included)	41,378,182	48,517,631
Long-term loans (current portion included)	30,826,215	32,165,336
Other financial liabilities	20,523,099	20,486,119
Total	$129,962,633	$151,453,615

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  The Company designates certain forward currency contracts as cash flow hedges to hedge its exposure to foreign currency exchange risk associated with certain highly probable forecast transactions. On the basis of assessment, the Company expects that the value of forward currency exchange contracts and the value of the hedged transactions will change systematically in opposite directions for given changes in foreign exchange rates.  Hedge ineffectiveness in these hedging relationships mainly arises from the counterparties’ credit risk, impacting the fair value movements of the hedging instruments and hedged items.  No other sources of ineffectiveness emerged from these hedging relationships.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The company designated certain forward exchange contracts, amounting to JPY 23 billion, to partially hedge foreign currency exchange rate risks associated with the highly probable purchase of the remaining outstanding shares of MIFS in JPY.  The Company discontinued hedge accounting when the hedging instrument expired prior to December 31, 2018.  The cash flow hedge reserve in other components of equity amounted to NT$(2) million as of December 31, 2018.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2018 and 2017 decreases/increases by NT$1,367 million and NT$1,330 million, respectively.  When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2018 and 2017 increases/decreases by NT$2,624 million and NT$4,011 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(11), 6(12) and 6(13) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2018 and 2017 to decrease/increase by NT$44 million and NT$58 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2018 and 2017 by NT$171 million and NT$33 million, respectively.  A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the year ended December 31, 2018 by NT$408 million.  A change of 5% in the price of the aforementioned available-for-sale financial instruments of listed companies could increase/decrease the Company’s other comprehensive income for the year ended December 31, 2017 by NT$525 million.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less credit, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of December 31, 2018 and 2017, accounts receivable from the top ten customers represent 54% and 54% of the total accounts receivable of the Company, respectively.  The credit concentration risk of other accounts receivable is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$13,171,811	$-	$-	$-	$13,171,811
Payables	22,994,059	199,788	-	-	23,193,847
Guarantee deposits	52,890	154,787	15,385	442,731	665,793
Bonds payable	3,000,855	23,187,913	8,484,393	8,563,021	43,236,182
Long-term loans	4,036,260	10,997,829	17,209,849	4,765,719	37,009,657
Other financial liabilities	112,744	-	17,477,984	4,369,730	21,960,458
Total	$43,368,619	$34,540,317	$43,187,611	$18,141,201	$139,237,748

	As of December 31, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$25,622,430	$-	$-	$-	$25,622,430
Payables	23,807,378	-	-	104,755	23,912,133
Guarantee deposits	95,085	14,071	29,876	425,544	564,576
Bonds payable	26,321,530	5,564,967	10,590,265	8,689,971	51,166,733
Long-term loans	3,855,962	8,728,249	13,397,515	13,450,444	39,432,170
Other financial liabilities	-	-	13,402,849	8,935,552	22,338,401
Total	$79,702,385	$14,307,287	$37,420,505	$31,606,266	$163,036,443

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2018

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 28 million	December 10, 2018~January 7, 2019

As of December 31, 2017: None.

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —    Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —    Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —    Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$493,481	$34,969	$-	$528,450
Financial assets at fair value through profit or loss, noncurrent	3,612,243	44,597	7,899,007	11,555,847
Financial assets at fair value through other comprehensive income, noncurrent	8,166,277	-	3,419,200	11,585,477
	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$663,138	$22,175	$31,605	$716,918
Financial assets at fair value through profit or loss, noncurrent	174,760	16,245	-	191,005
Available-for-sale financial assets, noncurrent	10,959,194	-	9,677,138	20,636,332

Fair values of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active markets.  If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the years ended December 31, 2018 and 2017, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income (loss)
	Option	Common stock	Preferred stock	Funds	Total	Common stock	Preferred stock	Total
As of January 1, 2018	$31,605	$3,832,537	$2,994,294	$1,183,940	$8,042,376	$3,350,694	$233,326	$3,584,020
Recognized in profit (loss)	(31,605)	(3,356)	(394,931)	69,827	(360,065)	-	-	-
Recognized in other comprehensive loss	-	-	-	-	-	(115,520)	(49,300)	(164,820)
Acquisition	-	140,338	630,626	577,347	1,348,311	-	-	-
Disposal	-	(468,337)	(310,025)	-	(778,362)	-	-	-
Return of capital	-	(22,954)	-	-	(22,954)	-	-	-
Transfer to Level 3	-	22,050	-	-	22,050	-	-	-
Transfer out of Level 3	-	(442,138)	-	-	(442,138)	-	-	-
Exchange effect	-	19,551	51,564	18,674	89,789	-	-	-
As of December 31, 2018	$-	$3,077,691	$2,971,528	$1,849,788	$7,899,007	$3,235,174	$184,026	$3,419,200

	Financial assets at fair value through profit or loss	Available-for-sale financial assets
	Option	Common stock	Funds	Preferred stock	Total
As of January 1, 2017	$-	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	31,605	(240,037)	(64,515)	(14,364)	(318,916)
Recognized in other comprehensive (loss) income	-	(551,004)	26,269	(32,081)	(556,816)
Acquisition	-	170,457	266,992	429,627	867,076
Disposal	-	(244,970)	-	-	(244,970)
Return of Capital	-	-	(6,369)	-	(6,369)
Transfer to Level 3	-	87,830	-	342,832	430,662
Transfer out of Level 3	-	(181,637)	-	-	(181,637)
Exchange effect	-	(34,072)	(47,264)	(64,193)	(145,529)
As of December 31, 2017	$31,605	$6,694,319	$1,117,409	$1,865,410	$9,677,138

Recognized as part of profit (loss) above, the profit (loss) from financial assets still held by the Company as of December 31, 2018 and 2017 was NT$(203) million and NT$(286) million, respectively.

Recognized as part of other comprehensive income (loss) above, the income (loss)  from financial assets still held by the Company as of December 31, 2018 and 2017 was NT$(165) million and NT$(530) million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follow:

As of December 31, 2018
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	15%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit or loss and other comprehensive income (loss) for the year ended December 31,  2018 by NT$309 million and by NT$241 million, respectively.

As of December 31, 2017
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	20%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2017 by NT$401 million.

b.  Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of December 31, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$41,714,368	$23,929,019	$17,785,349	$-	$41,378,182
Long-term loans (current portion included)	30,826,215	-	30,826,215	-	30,826,215

As of December 31, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$49,342,714	$31,422,772	$17,919,942	$-	$48,517,631
Long-term loans (current portion included)	32,165,336	-	32,165,336	-	32,165,336

(8)   Significant financial assets and liabilities denominated in foreign currencies

	As of December 31,
	2018			2017
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,536,283	30.67	$47,117,775	$1,703,079	29.72	$50,609,425
JPY	19,954,240	0.2764	5,515,352	5,914,143	0.2627	1,553,244
EUR	2,669	35.01	93,450	2,818	35.27	99,394
SGD	34,325	22.41	769,217	29,696	22.22	659,865
RMB	4,089,229	4.45	18,184,800	2,499,747	4.55	11,368,839
Non-Monetary items
USD	215,146	30.67	6,598,528	154,761	29.73	4,601,061
JPY	8,466,263	0.2764	2,340,075	9,150,629	0.2627	2,403,870
SGD	8,212	22.41	184,025	-	-	-
RMB	49,506	4.45	220,152	-	-	-
Financial Liabilities
Monetary items
USD	322,705	30.77	9,929,626	576,458	29.83	17,195,765
JPY	3,875,144	0.2805	1,086,978	3,252,323	0.2668	867,720
EUR	13,721	35.41	485,880	3,696	35.84	132,475
SGD	39,650	22.59	895,677	32,498	22.40	727,952
RMB	14,332,554	4.50	64,453,497	15,618,686	4.60	71,814,722
The exchange gain or loss from monetary financial assets and liabilities
USD			635,992			(751,616)
JPY			39,116			44,587
EUR			8,133			1,816
SGD			4,473			15,703
RMB			(1,044,912)			2,255,067
Other			205			348

(9)   Significant intercompany transactions among consolidated entities for years ended December 31, 2018 and 2017 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of December 31, 2018 and 2017 were as follows:

	As of December 31,
	2018	2017
Total liabilities	$158,068,415	$180,061,578
Less: Cash and cash equivalents	(83,661,739)	(81,674,572)
Net debt	74,406,676	98,387,006
Total equity	206,536,491	214,037,584
Total capital	$280,943,167	$312,424,590
Debt to capital ratios	26.48%	31.49%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.  Financing provided to others for the year ended December 31, 2018: Please refer to Attachment 2.

b.  Endorsement/Guarantee provided to others for the year ended December 31, 2018: Please refer to Attachment 3.

c.  Securities held as of December 31, 2018 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d. Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2018: Please refer to Attachment 5.

e.  Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2018: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2018: Please refer to Attachment 7.

g.  Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2018: Please refer to Attachment 8.

h.  Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2018: Please refer to Attachment 9.

i.   Names, locations and related information of investees as of December 31, 2018 (excluding investment in Mainland China): Please refer to Attachment 10.

j.   Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.  Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, Attachment 2, Attachment 3, Attachment 5 and Attachment 8.

14.  OPERATING SEGMENT INFORMATION

(1)      The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of December 31, 2018, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the years ended December 31, 2018 and 2017 were as follows:

	For the year ended December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$151,023,932	$228,639	$151,252,571	$-	$151,252,571
Net revenue from sales among intersegments	-	19,290	19,290	(19,290)	-
Segment net income (loss), net of tax	2,688,331	(602,809)	2,085,522	557,530	2,643,052
Capital expenditure	19,589,770	305	19,590,075	-	19,590,075
Depreciation	49,777,242	171,347	49,948,589	-	49,948,589
Share of profit or loss of associates and joint ventures	(1,201,986)	(23,245)	(1,225,231)	557,530	(667,701)
Income tax expense (benefit)	(456,058)	(2,595)	(458,653)	-	(458,653)

	For the year ended December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$148,939,836	$344,870	$149,284,706	$-	$149,284,706
Net revenue from sales among intersegments	-	13,600	13,600	(13,600)	-
Segment net income (loss), net of tax	6,728,620	(665,895)	6,062,725	568,540	6,631,265
Capital expenditure	44,229,488	6,788	44,236,276	-	44,236,276
Depreciation	50,737,240	227,880	50,965,120	-	50,965,120
Share of profit or loss of associates and joint ventures	(258,959)	(32,619)	(291,578)	568,540	276,962
Income tax expense (benefit)	1,167,154	3	1,167,157	-	1,167,157

	As of December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$363,529,040	$1,263,368	$364,792,408	$(187,502)	$364,604,906
Segment liabilities	$157,000,054	$1,068,722	$158,068,776	$(361)	$158,068,415

	As of December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$392,370,323	$3,030,057	$395,400,380	$(1,301,218)	$394,099,162
Segment liabilities	$178,362,985	$1,700,045	$180,063,030	$(1,452)	$180,061,578

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

(2)   Geographic non-current assets information

	As of December 31,
	2018	2017
Taiwan	$90,046,190	$114,047,141
Singapore	16,881,746	18,501,088
China (includes Hong Kong)	73,627,957	80,180,759
USA	31,919	29,866
Europe	155,489	165,590
Others	232	60
Total	$180,743,533	$212,924,504

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)   Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2018 and 2017 were as follows:

	For the years ended December 31,
	2018	2017
Customer A from wafer fabrication segment	$15,357,470	$15,632,722

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the year ended December 31, 2018

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$57,107,585	Net 60 days	38%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,312,272	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	4,159,637	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	905,048	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	1,356,567 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	48,163	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	698,988	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	120,678	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	307,471	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	35,161	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	272,218	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	61,971	-	0%

For the year ended December 31, 2017

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$59,968,172	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,737,723	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	4,212,523	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	659,488	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	998,899 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	4,790,930	-	1%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	214,147	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	35,498	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	223,740	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	43,332	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	241,220	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	141,272	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of US$0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the year ended December 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	Yes	$10,182,440	$6,134,000	$-	2.05%~2.61%	The need for short-term financing	$-	Business turnover	$-	None	$-	$20,606,972	$82,427,889

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,399	$2,399	$2,399	9.00%	Needs for operation	$2,399	-	$2,399	None	$-	$2,399	$32,659

Note 1:	The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.
Note 3:	Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the year ended December 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$92,731,375	$2,448,000	$2,448,000 (Note 5)	$747,900 (Note 5)	$-	1.19%	$92,731,375
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	3	92,731,375	15,427,010	15,427,010 (Note 6)	14,766,115 (Note 6)	-	7.49%	92,731,375
0	UNITED MICROELECTRONICS CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	3	92,731,375	19,917	- (Note 7)	- (Note 7)	-	-	92,731,375

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 8)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 8)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$10,202,022	$9,020,588	$9,020,588	$4,219,276	$-	39.79%	$10,202,022

Note 1:	The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:

According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.

5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.

7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.

2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

Note 4:	Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of December 31, 2018.
Note 5:	On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.
On December 12, 2018, the board of directors resolved to increase the endorsement amounted to NT$748 million. Total endorsement amount is up to NT$2,448 million.
As of December 31, 2018, actual amount provided was NT$748 million.
Note 6:

On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.

On March 7, 2018, the board of directors resolved to increase the endorsement amounted to USD 152 million, on October 24, 2018, the board of directors resolved to increase the endorsement amounted to USD 41 million. Total endorsement amount is up to USD 503 million.

As of December 31, 2018, actual amount provided was NT$14,766 million.
Note 7:

On April 26, 2017, the board of directors resolved that UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L., NEXPOWER TECHNOLOGY CORP.'s subsidiary, in the amount up to EUR 558 thousand on June 20, 2017.

The guarantee to SOCIALNEX ITALIA 1 S.R.L. ended in August , 2018.
Note 8:	Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of December 31, 2018.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of December 31, 2018.

The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of December 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$110,547	6.56	$110,547	None
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	18,000	180,900	1.70	180,900	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	139,840	1.18	139,840	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	62,194	0.22	62,194	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	24,644	1,436,760	10.90	1,436,760	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,692	238,077	9.29	238,077	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,206,192	7.66	1,206,192	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	124,581	4.38	124,581	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	476,222	1.68	476,222	None
Stock	EPISTAR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,715	274,304	0.98	274,304	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,184	21,188	0.82	21,188	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	26,700	-	26,700	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	110,356	1,032,930	20.54	1,032,930	None
Stock	UNIMICRON HOLDING LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	20,000	561,261	17.00	561,261	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	18,447	2,220,103	15.87	2,220,103	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	196,136	4,373,833	13.03	4,373,833	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	424,383	8.66	424,383	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445	2,335,131	2.70	2,335,131	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	12,000	184,026	-	184,026	None
Stock	WAVETEK MICROELECTRONICS CORPORATION	Subsidiary	Prepayment of investment	13,294	132,937	-	N/A	None

ATTACHMENT 4 (Securities held as of December 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,782	$6,146	19.65	$6,146	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	2,952	15.93	2,952	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	7,025	11.11	7,025	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	18,250	10.23	18,250	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	55,523	8.67	55,523	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	27,000	8.18	27,000	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	42,052	6.93	42,052	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,754	13,668	6.67	13,668	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	122,741	5.50	122,741	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,968	15,939	5.31	15,939	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	800	9,552	4.97	9,552	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	654	1,432	4.43	1,432	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	115,133	4.22	115,133	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	111,862	3.72	111,862	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	59,250	3.71	59,250	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	100,085	3.52	100,085	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	265	-	3.16	-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	79,049	3.08	79,049	None
Stock	MOBILE DEVICES INC.	-	Financial assets at fair value through profit or loss, noncurrent	261	-	1.96	-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,141	4,564	1.71	4,564	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	117,111	1.37	117,111	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,114	25,362	1.29	25,362	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	15,970	0.95	15,970	None

ATTACHMENT 4 (Securities held as of December 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	582	$3,917	0.85	$3,917	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	58,089	0.75	58,089	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	434	430	0.71	430	None
Stock	FUSHENG PRECISION CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	700	111,650	0.59	111,650	None
Stock	QUASER MACHINE TOOLS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	200	9,980	0.50	9,980	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	1	0.02	1	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	41,936	3.90	41,936	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	23,002	1.89	23,002	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	184,020	-	184,020	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	83,180	-	83,180	None
Stock-Preferred Stock	CEREBREX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1	36,793	-	36,793	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	266	-	266	None
Convertible bonds	JIH LIN TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	9,950	-	9,950	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	453,810	7.00	453,810	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	180,886	0.13	180,886	None

TLC CAPITAL CO., LTD.

				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$122,882	18.18	$122,882	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433	197,286	17.53	197,286	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	107,701	13.99	107,701	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	9	263,173	9.00	263,173	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,252	18,238	6.08	18,238	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,529	149,686	4.98	149,686	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,760	4.91	8,760	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,435	28,152	4.39	28,152	None

ATTACHMENT 4 (Securities held as of December 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$167,417	4.24		$167,417	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	779		12,703	3.23		12,703	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,829		7,314	2.74		7,314	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		8,889	2.67		8,889	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2		100,381	1.17		100,381	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422		295,876	0.77		295,876	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978		64,087	0.64		64,087	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470		37,849	0.49		37,849	None
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700		177,650	-		177,650	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685		44,483	-		44,483	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377		225,953	-		225,953	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332		-	-		-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519		-	-		-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499		184,522	-		184,522	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,819		109,754	-		109,754	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279		93,930	-		93,930	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, noncurrent	359		17,109	-		17,109	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,739		124,754	-		124,754	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863		276,030	-		276,030	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		61,340	-		61,340	None

UMC CAPITAL CORP.

				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	834	-	USD	834	None
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	584	-	USD	584	None

ATTACHMENT 4 (Securities held as of December 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	615	14.33	USD	615	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	4,102	11.70	USD	4,102	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	14,759	11.47	USD	14,759	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	8,161	9.76	USD	8,161	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	7,261	5.03	USD	7,261	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,903	4.53	USD	1,903	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,814	4.00	USD	3,814	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,997	1.76	USD	1,997	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,708	1.69	USD	2,708	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	USD	3,818	1.37	USD	3,818	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	27	0.57	USD	27	None
Stock	CIPHERMAX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	95		-	-		-	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	3,169	-	USD	3,169	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,052	USD	10,154	-	USD	10,154	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	1,570	-	USD	1,570	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,683	USD	7,559	-	USD	7,559	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	276	USD	149	-	USD	149	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	52	USD	1,808	-	USD	1,808	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	27,819	USD	3,857	-	USD	3,857	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,866	USD	1,164	-	USD	1,164	None
Stock-Preferred stock	SHOCARD, INC.	-	Financial assets at fair value through profit or loss, noncurrent	517	USD	453	-	USD	453	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	23	-	USD	23	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	2,740	-	USD	2,740	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	6,053	-	USD	6,053	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None

ATTACHMENT 4 (Securities held as of December 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	USD	5,633	-	USD	5,633	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,855	USD	1,033	-	USD	1,033	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555	USD	159	-	USD	159	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,342	-	USD	4,342	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	750		-	-		-	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	SENSIFREE LTD.	-	Prepayments for investments	-	USD	565	-		N/A	None

TERA ENERGY DEVELOPMENT CO., LTD.
				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$5,985	1.18		$5,985	None

NEXPOWER TECHNOLOGY CORP.
				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	54		$-	18.00		$-	None

SINO PARAGON LIMITED
				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$82,182	11.13		$82,182	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		35,738	8.09		35,738	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
				December 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	49,506	9.71	RMB	49,506	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	GREEN EARTH LIMITED	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	420,000	$9,243,073	557,000	$16,689,894	-	$-	$-	$-	977,000	$17,150,726 (Note 2)
Stock	TRIKNIGHT CAPITAL CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	84,000	894,809	84,000	840,000	-	-	-	-	168,000	1,520,575 (Note 3)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(5,570,897) thousand, retained earnings adjustment under equity method of $(2,155,223) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,056,121) thousand.

Note 3 : The ending balance includes share of loss of associates and joint ventures of $(200,234) thousand,and cash dividends $(14,000) thousand.

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition(Note 3)		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	MOTECH INDUSTRIES, INC.	Financial assets at fair value through profit or loss, noncurrent	Open market	-	-	$-	21,998	$338,776	21,998	$300,414	$338,776	$(38,362)	-	$-

Note 1 : The amounts of beginning and ending balances of financial assets at fair value through profit or loss, noncurrent are recorded at the prevailing market prices.
Note 2 : The disposal cost represents historical cost.

Note 3 : As of July 1, 2018, UMC NEW BUSINESS INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company. FORTUNE get the stock of MOTECH  INDUSTRIES, INC. from merging.

GREEN EARTH LIMITED

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED MICROCHIP CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	410,050	$9,008,924	564,000	$16,896,828	-	$-	$-	$-	974,050	$17,123,928 (Note2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(5,570,480) thousand, retained earnings adjustment under equity method of $(2,155,223) thousand and exchange differences on translation of  foreign operations adjustment under equity method of $(1,056,121) thousand.

UNITED MICROCHIP CORPORATION

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	-	$8,807,847	-	$16,825,071	-	$-	$-	$-	-	$16,843,287 (Note2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(5,578,287) thousand, retained earnings adjustment under equity method of $(2,155,223) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,056,121) thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$57,107,585	43%	Net 60 days	N/A	N/A		$7,312,272	33%
UMC GROUP JAPAN	Subsidiary	Sales		4,159,637	3%	Net 60 days	N/A	N/A		905,048	4%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		1,356,567	1%	Net 30 days	N/A	N/A		48,163	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		861,160	1%	Month-end 60 days	N/A	N/A		85,878	0%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,847,007	98%	Net 60 days	N/A	N/A	USD	238,452	98%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	21,006	1%	Net 60 days	N/A	N/A	USD	3,954	2%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	10,180	1%	Net 60 days	N/A	N/A	USD	1,152	0%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	14,439,961	94%	Net 60 days	N/A	N/A	JPY	3,272,967	94%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	956,518	6%	Net 60 days	N/A	N/A	JPY	225,199	6%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	66,759	3%	Net 60 days	N/A	N/A	RMB	7,907	2%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	64,948	3%	Net 45 days	N/A	N/A	RMB	9,171	3%
UMC GROUP JAPAN	Associate	Sales	RMB	59,269	3%	Net 60 days	N/A	N/A	RMB	13,935	4%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	153,304	11%	Net 60 days	N/A	N/A	RMB	27,137	13%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-		$7,312,272	$1,069		$7,313,341	8.13	$-	Collection in subsequent period		$7,313,341	$-
UMC GROUP JAPAN	Subsidiary	-		905,048	3		905,051	5.32	193,111	Collection in subsequent period		793,239	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Associate	$-	RMB	27,137	$-	RMB	27,137	5.27	$-	Collection in subsequent period	RMB	7,868	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,712,388	$51,023	$51,023
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	142,532	2,749	2,749
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,496,187	(114,609)	(120,668)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	420,000	977,000	100.00	17,150,726	(5,570,897)	(5,570,897)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		5,450,000	387,600	100.00	4,246,675	(28,853)	(28,853)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	42,908	532	532
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	462,000	100.00	5,358,068	(196,483)	(207,925)
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	45,187	43,056	43,056
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	20,688	1,148	1,148
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	572,512	42,683	42,683
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	120,901	14,442	14,442
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	23,090,363	376,114	366,937
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	275,854	(308,322)	(239,687)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,956,791		5,777,225	33,998	47.75	53,958	(351,503)	(160,342)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	3,026	(66,071)	189,070
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	568,005	(287,977)	(120,950)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,680,000		840,000	168,000	40.00	1,520,575	(500,583)	(200,234)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	168,973	36.49	3,419,430	(1,397,996)	(513,464)
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	2,642,543	278,496	85,978
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,477,167	(417,599)	(57,528)
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		-		5,900,000	-	-	-	(218,697)	(218,697)	Note

Note:As of July 1, 2018, UMC NEW BUSINESS INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$-	18,655	100.00		$81,648		$1,786		$(1,451)	Note 1
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		1,688,630		1,578,630	23,827	33.46		37,815		(351,503)		(121,932)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900		-	5,900	32.78		-		(385,242)		-	Note 1
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500		-	22,500	25.14		167,953		(180,315)		(22,086)	Note 1
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		283,439		308,580	14,247	22.39		249,762		88,246		17,718
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.73		4,468		(308,322)		(2,267)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		-		-	-	-		-		(49,879)		(22,990)	Note 1, 2

Note 1 : As of July 1, 2018, UMC NEW BUSINESS INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.
Note 2 : UNISTARS CORPORATION was disposed in December 2018.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$14,199		$(1,904)		$(1,904)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		22,581		59,125	2,258	45.16		2,213		(6,784)		(3,064)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000	USD	6,000	6,000	30.00		161,319		(69,437)		(20,831)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	26.89		31,544		(24,693)		(7,000)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		888,019		828,019	8,645	12.14		13,721		(351,503)		(32,118)

UMC CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	546	USD	11	USD	11
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,927	USD	3,168	USD	263

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.(Note)
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$-		$190,752	-	-	$-	$1,786	$3,237
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		-		606,980	-	-	-	(49,879)	(18,916)
WINAICO IMMOBILIEN GMBH	Germany	Solar project		-	EUR	5,900	-	-	-	(385,242)	-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding		-	USD	22,500	-	-	-	(180,315)	(23,244)

Note:As of July 1, 2018, UMC NEW BUSINESS INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	1,092	750	100.00	$32,358	$2,987	$2,987
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00	-	(47,087)	-
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00	-	(385,242)	-

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,500	USD	1,200	1,500	100.00	$9,106	$(7,277)	$(7,277)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00	$2,601	$194	$194

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00	$125,356	$1,342	$1,342

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$23,013,970	$381,162	$381,162

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$23,013,970	$381,162	$381,162

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$30,881	$(29)	$(29)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	34,343	2,328	2,328
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	518,747	41,130	41,130
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00	9,111	(246)	(246)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	410,050	974,050	100.00	$17,123,928	$(5,570,480)	$(5,570,480)

ATTACHMENT 11 (Investment in Mainland China as of December 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2018		Investment flows			Accumulated outflow of investment from Taiwan as of December 31, 2018				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of December 31, 2018		Accumulated inward remittance of earnings as of December 31, 2018

							Outflow		Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,536 800)	(ii)SOARING CAPITAL CORP.	(USD	$24,536 800)		$-	$-	(USD	$24,536 800)		$(1,812)	100.00%		$(1,812) (iii)		$13,962		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,334,100 300,000)	(i)	(USD	41,711 1,360)		-	-	(USD	41,711 1,360)		(5,549)	-		- (iii)		-		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,245,160 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	641,923 20,930)		-	-	(USD	641,923 20,930)		(5,296)	-		- (iii)		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	23,003 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	23,003 750)		-	-	(USD	23,003 750)		3,108	100.00%		3,108 (iii)		31,805	(USD	134,703 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,576,280 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	621,068 20,250)		-	-	(USD	621,068 20,250)	(RMB	(176,097) (39,599))	25.14%	(RMB	(44,270) (9,955)) (ii)	(RMB	159,785 35,931)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	14,252,697 3,205,014)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,480,158 309,102)		-	-	(USD	9,480,158 309,102)	(RMB	351,073 78,946)	98.14% (Note 4)	(RMB	341,739 76,847) (ii)	(RMB	22,248,377 5,003,008)		-
UMC (BEIJING) LIMITED	Marketing support activities		-	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	15,335 500)		-	-	(USD	15,335 500)		(424)	- (Note 6)		(424) (iii)		-		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	133,410 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		-	(RMB	14,355 3,228)	98.14%	(RMB	14,359 3,229) (iii)	(RMB	190,865 42,920)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	56,467,090 12,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	12,368,230 403,268) (Note 5)	(USD	17,227,277 561,698)	-	(USD	29,595,507 964,966) (Note 5)	(RMB	(11,435,314) (2,571,467))	64.95%	(RMB	(7,178,312) (1,614,192)) (ii)	(RMB	21,990,833 4,945,094)		-

Accumulated investment in Mainland China as of December 31, 2018		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$40,443,241 (USD 1,318,658)			$50,621,295 (USD 1,650,515)			$123,641,834

Note 1:	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2:	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial report was audited by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were audited by the auditors of the parent company.
(iii) Others.
Note 3:	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4:

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.  The investment has been approved by the Investment Commission, MOEA in the total amount of US$383,569 thousand.  As of December 31, 2018, the amount of investment has been all remitted.

Note 5:	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.

The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of US$1,222,356 thousand.  As of December 31, 2018, the amount of investment  has been all remitted.

Note 6:	The liquidation of UMC (BEIJING) LIMITED was completed as of June 20, 2018.